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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of July 2015

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

FINANCIAL INFORMATION

Management's Discussion and Analysis

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially positively or negatively relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•
changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis services;

•
the outcome of government and internal investigations as well as litigation;

•
risks relating to compliance with the government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply health care services and/or products;

•
the influence of commercial insurers and managed care organizations;

•
the impact of health care reforms;

•
product liability risks;

•
risks relating our ability to continue to make acquisitions;

•
the impact of currency fluctuations;

•
changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•
introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•
changes in raw material and energy costs or the ability to procure raw materials;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

•
collectability of our receivables primarily due to the financial stability and liquidity of our governmental and commercial payors;

•
our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

•
the bidding process for our Medicare Advantage plans may adversely affect our profitability.

       Important factors that could contribute to such differences are noted in "Financial Condition and Results of Operations – Overview, legislation and growth – Overview" below, in Note 11 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2014, and under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Financial Condition and Results of Operations – Results of Operations" below. There have been no significant changes during the six months ended June 30, 2015 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2014.

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2014. The results within this discussion and analysis are unaudited. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year, as described below under "Non – US GAAP Measures for Presentation."

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Overview, legislation and growth

Overview

       We are the world's largest kidney dialysis company. We provide dialysis care services related to the dialysis treatment a patient with end stage renal disease ("ESRD") receives as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. We also develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world's largest kidney dialysis company. In 2014, we estimated the volume of the global dialysis market was approximately $77 billion. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. The key to continued growth in revenue in our dialysis business is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth. For information regarding key indicators in Care Coordination, see "Additional Non-GAAP Measures for 2015 – New Business Metrics – Care Coordination," below.

       As a global company delivering health care and dialysis products we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in very different economic environments and healthcare systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all healthcare systems provide for dialysis treatment. Therefore, the reimbursement and ancillary services utilization environment significantly influences our business.

       The majority of treatments we provide are paid for by governmental institutions. Approximately 32% of our consolidated revenues are attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare & Medicaid Services ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration" (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Taxpayer Relief Act of 2012 ("ATRA") and (iv) the enactment of Protecting Access to Medicare Act of 2014 ("PAMA"). Please see the broader discussion of these legislative developments below:

Significant Legislative Impacts on U.S. Reimbursement

•
Under Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, ESRD PPS, to encompass all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which dictates that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent.

•
MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

•
Additionally, as a result of the Budget Control Act of 2011 (BCA) and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 which continues in force. The across-the-board spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our revenues, earnings and cash flows.

•
In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions will reduce our market basket inflation adjustment by – 1.25% in 2016 and 2017, and 1% in 2018.

Recent CMS ESRD PPS Payment Rates

       On November 6, 2014, CMS issued the final rule regarding the ESRD PPS rate for 2015. The base rate per treatment was revised from $239.02 for 2014 to $239.43 for 2015. This change reflected a wage index budget-neutrality adjustment factor of 1.001729.

       On June 26, 2015, CMS issued a proposed ruling regarding the ESRD PPS rate for 2016. Based upon the current proposal, CMS expects that large dialysis organizations will experience a 0.3% increase in payments. The proposal for the base rate per treatment is $230.20, which represents an approximate reduction of 4%, net, from the 2015 base rate. The 2016 proposal reflects a net market basket increase of 0.15% (2% less 1.25% PAMA reduction and 0.6% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 1.000332 and application of a refinement budget-neutrality adjustment factor of 0.959703. However, the approximate 4% reduction is almost completely offset with CMS proposed case mix adjustments based upon their analysis of the fiscal years 2012 and 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Reimbursement Expectation

       As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have historically been limited and are expected to remain stable in the future. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. In the future we expect to experience generally stable reimbursements for dialysis services globally. However, any significant decreases in Medicare reimbursement rates could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected

New or Developing Revenue Streams

       We have applied to participate in CMS' new Comprehensive ESRD Care Model, also known as ESRD Seamless Care Organizations, or "ESCOs," for payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. CMS had hoped to launch the ESCO program in January 2015, but recently announced that the commencement date will be in the third quarter of 2015.

       The Bundled Payments for Care Improvement initiative ("BPCI") is a CMS three-year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound") commenced participation under BPCI in April 2015 in several markets. Under the BPCI, we have the ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are not successful in doing so. Should we fail to perform as required under the BPCI initiative and our agreement with CMS, CMS may, among other remedies, terminate our right to participate in the BPCI program, in whole or in part.

       We have entered and are proposing to enter into various arrangements which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. We have submitted an application to CMS to obtain approval to offer a Medicare Advantage ESRD Chronic Special Needs Plan ("MA-CSNP") as of January 1, 2016. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Membership is limited to special needs individuals with specific severe or disabling chronic conditions such as ESRD. MA-CSNPs focus on improving the coordination of care by monitoring health status, managing chronic diseases, avoiding inappropriate hospitalizations and helping beneficiaries manage their condition more effectively on the care continuum. As a MA-CSNP, we will provide services, including Care Coordination services, and receive set payments from CMS for the complete care of ESRD patients who have enrolled in our MA-CSNP. In furtherance of the goal of offering a MA-CSNP, we are acquiring state Health Maintenance Organization ("HMO") and Preferred Provider Organization ("PPO") licenses that will permit us to assume the risk under state law for the complete care of enrolled ESRD patients.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       We have also entered into sub-capitation and other shared savings arrangements with certain payors to provide care to Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we owe the payor the difference.

Company Structure

       Beginning in 2015, we increased our operating segments from three to four segments to align with the way in which we currently manage our company. Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarter overhead charges, including accounting and finance ("Corporate"), because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company´s global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 14 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Results of Operations

       The following tables summarize our financial performance and certain operating results by reporting segment and Corporate for the periods indicated. We prepared the information using a management approach, consistent with the basis and manner in which we internally disaggregate financial information to assist in making internal operating decisions and evaluating management performance. See the table below:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Total net revenue
North America	$2,946	$2,521	$5,717	$4,914
EMEA	668	790	1,297	1,522
Asia-Pacific	376	309	729	552
Latin America	203	198	401	384
Corporate	6	17	15	26

Total	4,199	3,835	8,159	7,398

Operating income
North America	428	401	768	736
EMEA	134	168	275	296
Asia-Pacific	67	55	152	89
Latin America	16	20	34	38
Corporate	(98)	(88)	(178)	(158)

Total	547	556	1,051	1,001

Interest income	13	13	73	28
Interest expense	(115)	(111)	(277)	(223)
Income tax expense	(135)	(177)	(273)	(278)

Net Income	310	281	574	528
Less: Net Income attributable to noncontrolling interests	(69)	(47)	(124)	(89)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$241	$234	$450	$439

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Three months ended June 30, 2015 compared to three months ended June 30, 2014

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	4,199	3,835	9%	15%
Net Health Care	3,345	2,949	13%	18%
Dialysis Products	854	886	(4%)	8%
Number of dialysis treatments	11,136,497	10,527,719	6%
Same market treatment growth in %	4.1%	3.7%
Gross profit as a % of revenue	30.9%	31.6%
Selling, general and administrative costs as a % of revenue	17.2%	16.4%
Operating income in $ million	547	556	(2%)
Operating income margin in %	13.0%	14.5%
Delivered EBIT in $ million(2)	478	509	(6%)
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	241	234	3%
Basic earnings per share in $	0.79	0.77	2%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

       Total Revenue increased by 9% (15% increase at Constant Exchange Rates) to $4,199 million for the three months ended June 30, 2015 from $3,835 million in the same period of 2014 due to increases in Net Health Care revenue, partially offset by a decrease in dialysis product revenue.

       Net Health Care revenue increased by 13% to $3,345 million (18% increase at Constant Exchange Rates) for the three months ended June 30, 2015 from $2,949 million in the same period of 2014, mainly due to contributions from acquisitions (11%), growth in same market treatments (4%) and increases in organic revenue per treatment (3%), partially offset by the negative impact of exchange rate fluctuations (5%).

       Dialysis treatments increased by 6% for the three months ended June 30, 2015 as compared to the same period in 2014. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       At June 30, 2015, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,421 dialysis clinics compared to 3,335 dialysis clinics at June 30, 2014. During the three months ended June 30, 2015, we acquired 9 dialysis clinics, opened 29 dialysis clinics and combined or closed 13 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 3% to 289,610 at June 30, 2015 from 280,942 at June 30, 2014.

       Dialysis product revenue decreased by 4% (8% increase at Constant Exchange Rates) to $854 million as compared to $886 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products, products for acute care treatments, renal pharmaceuticals and bloodlines.

       The decrease in gross profit margin to 30.9% from 31.6% primarily reflects the unfavorable impact of varying margins across our four reporting segments. The decrease in the North America Segment was mainly due to higher personnel expense related to dialysis services, generally lower gross profit margins for hospitalist and intensivist services (including the effects of acquisition integration costs for Cogent Healthcare), an unfavorable impact from non-dialysis laboratory services and other cost increases, partially offset by a favorable impact from commercial payors and a favorable impact from cardiovascular and endovascular services, as well as lower costs for pharmaceuticals. The decrease in the Latin America Segment was driven by an unfavorable impact from manufacturing costs due to inflation effects and unfavorable impacts from acquisitions, partially offset by favorable foreign exchange effects. The increase in the EMEA Segment was driven by favorable foreign exchange effects and a favorable impact in manufacturing due to higher volumes and efficiency improvements. The increase in the Asia-Pacific Segment was mainly due to favorable foreign exchange effects and a positive impact from acquisitions.

       Selling, general and administrative ("SG&A") expenses increased to $723 million in the three months ended June 30, 2015 from $631 million in the same period of 2014. SG&A expenses as a percentage of sales increased to 17.2% for the three months ended June 30, 2015 in comparison with 16.4% in the same period of 2014 due to increases in the North America Segment, the EMEA Segment, the Asia-Pacific Segment and in Corporate. The increase in the North America Segment is largely due to higher consulting and legal expenses, an unfavorable impact from cardiovascular and endovascular services and other cost increases, partially offset by a favorable revenue impact from commercial payors. The increase in the EMEA Segment was mainly attributable to unfavorable foreign exchange effects, higher compliance related costs due to compliance improvement initiatives and higher legal and consulting expenses, partially offset by lower bad debt expense. The increase in the Asia-Pacific Segment was mainly due to unfavorable foreign exchange effects, partially offset by a favorable impact from acquisitions. The increase at Corporate was largely driven by higher legal and consulting expenses related to compliance investigations we are conducting (see Note 11 of the Notes to the Consolidated Financial Statements (unaudited)).

       Research and development ("R&D) expenses increased by 12% to $34 million for the three months ended June 30, 2015 from $31 million for the same period of 2014.

       Operating income decreased to $547 million for the three months ended June 30, 2015 from $556 million for the same period in 2014. Operating income margin decreased to 13.0% for the three months ended June 30, 2015 as compared to 14.5% for the same period in 2014 as a result of increased SG&A as a percentage of revenue and a decrease in gross profit margin.

       Delivered EBIT decreased by 6% to $478 million for the three months ended June 30, 2015 from $509 million for the same period in 2014 as a result of the operating income impacts noted above coupled

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

with increased noncontrolling interests associated with the creation of new joint ventures and Care Coordination acquisitions in 2014.

       Interest expense increased by 3% to $115 million for the three months ended June 30, 2015 from $111 million for the same period in 2014 due to the valuation of the embedded derivative related to the convertible debt issued in September 2014 and an increase in the average debt level during the quarter, partially offset by a favorable impact from the translation of interest expense on Euro-denominated bonds. Interest income remained flat at $13 million for the three months ended June 30, 2015 as compared to the same period in 2014.

       Income tax expense decreased to $135 million for the three months ended June 30, 2015 from $177 million for the same period in 2014. The effective tax rate decreased to 30.4% from 38.7% for the same period of 2014 mainly driven by an unfavorable impact on the tax rate for the second quarter of 2014 due to a tax court decision against another company on a similar transaction for a tax position we took which resulted in $18 million of additional expense in the second quarter of 2014 as well as higher non-taxable noncontrolling interest.

       Net income attributable to noncontrolling interests for the three months ended June 30, 2015 increased to $69 million from $47 million for the same period of 2014 primarily driven by Care Coordination acquisitions in 2014 and by the creation of new joint ventures in the North America Segment.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the three months ended June 30, 2015 increased by 3% to $241 million from $234 million for the same period in 2014 as a result of the combined effects of the items discussed above.

       Basic earnings per share increased slightly by 2% for the three months ended June 30, 2015 to $0.79 as compared with $0.77 for the same period in 2014 primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 304.2 million in 2015 (301.8 million in 2014).

       We employed 102,893 people (full-time equivalents) as of June 30, 2015 compared to 94,401 as of June 30, 2014, an increase of 9%, primarily due to acquisitions and overall growth in our business.

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the three months ended June 30,
			Change in %
	2015	2014
Total North America Segment
Revenue in $ million	2,946	2,521	17%
Net Health Care	2,722	2,316	17%
Dialysis Products	224	205	9%
Operating income in $ million	428	401	7%
Operating income margin in %	14.5%	15.9%
Delivered EBIT in $ million(1)	362	355	2%
Dialysis
Net Revenue in $ million	2,478	2,333	6%
Number of dialysis treatments	6,892,346	6,617,339	4%
Same market treatment growth in %	3.9%	3.3%
Operating income in $ million	391	384	2%
Operating income margin in %	15.8%	16.4%
Delivered EBIT in $ million(1)	338	341	(1%)
Care Coordination
Net Revenue in $ million	468	188	149%
Operating income in $ million	37	17	113%
Operating income margin in %	7.8%	9.1%
Delivered EBIT in $ million(1)	24	14	67%
Member Months Under Medical Cost Management(2)	30,727	4,680	557%
Medical Cost Under Management in $ million(2)	335	40	738%
Care Coordination Patient Encounters(2)	1,270,257	109,006	1065%

(1) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

(2) Please refer to the discussion below on our Care Coordination measures for further information on these metrics under "Additional Non-GAAP Measures for 2015 – New Business Metrics – Care Coordination."

       North America Segment revenue is driven by our dialysis business as well as Care Coordination. Our dialysis business comprises both products and services while Care Coordination incorporates services only. The discussion of the North America Segment is focused on our dialysis business and Care Coordination. Reporting our health care services revenue separately for our dialysis business and Care Coordination has the effect of reducing average revenue per treatment and cost per treatment compared to amounts reporting in prior years. In the discussion below, average revenue per treatment and cost per treatment for the three-month period ended June 30, 2014, has been adjusted to conform to the current presentation.

Dialysis

Revenue

       Net Dialysis revenue increased for the three months ended June 30, 2015 by 6% to $2,478 million from $2,333 million in the same period of 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       Net Dialysis care revenue increased for the three months ended June 30, 2015 by 6% to $2,254 million from $2,128 million in the same period of 2014. This increase was driven by same market treatment growth (4%), increases in organic revenue per treatment (2%) and contributions from acquisitions (1%), partially offset by the effects of bad debt (1%).

       Dialysis treatments increased by 4% for the three months ended June 30, 2015 as compared to the same period in 2014 mostly due to same market treatment growth (4%). At June 30, 2015, 177,718 patients (a 2% increase over June 30, 2014) were being treated in the 2,205 dialysis clinics that we own or operate in the North America Segment, compared to 173,557 patients treated in 2,159 dialysis clinics at June 30, 2014.

       In the U.S., the average revenue per treatment was $346 for the three months ended June 30, 2015 and $338 for the same period in 2014. The increase was mainly attributable to a favorable impact from higher volume with commercial payors.

       Cost per treatment in the U.S. increased to $286 for the three months ended June 30, 2015 from $277 in the same period of 2014. This increase was largely driven by higher personnel expense and increased bad debt provisions, partially offset by a favorable impact from pharmaceuticals.

       Dialysis product revenue increased by 9% to $224 million for the three months ended June 30, 2015 as compared to $205 million in the same period in 2014. This was driven by higher sales of machines and renal pharmaceuticals.

Operating Income

       Dialysis operating income increased to $391 million for the three months ended June 30, 2015 as compared to $384 million in the same period in 2014. Operating income margin decreased to 15.8% for the three months ended June 30, 2015 from 16.4% for the same period in 2014, due to higher personnel expense, higher consulting and legal expenses, higher donations to U.S. ESRD patient assistance charities and other cost increases, partially offset by a favorable impact from commercial payors and lower costs for renal pharmaceuticals.

Delivered EBIT

       Dialysis delivered EBIT decreased to $338 million for the three months ended June 30, 2015 from $341 million for the same period of 2014 mainly as the result of increased noncontrolling interests associated with the creation of new joint ventures, partially offset by the impacts noted above in operating income.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Care Coordination

Revenue

       Net Care Coordination revenue increased by 149% to $468 million for the three months ended June 30, 2015 from $188 million for the same period of 2014. This increase is primarily driven by contributions from acquisitions (125%) and increases in organic revenue growth (24%).

Operating Income

       Care Coordination operating income increased to $37 million for the three months ended June 30, 2015 from $17 million for the same period of 2014. The operating income margin decreased to 7.8% for the three months ended June 30, 2015 from 9.1% mainly driven by lower margin hospitalist and intensivists services (including the effects of acquisition integration costs for Cogent Healthcare) and urgent care services (including development costs associated with our urgent care services) as well an unfavorable impact from laboratory services, partially offset by a favorable impact from cardiovascular and endovascular specialty services as well as pharmacy services.

Delivered EBIT

       Care Coordination delivered EBIT increased to $24 million for the three months ended June 30, 2015 from $14 million for the same period of 2014 mainly as the result of the impacts noted above in operating income, offset by increased noncontrolling interests associated with acquisitions.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the three months ended June 30, 2015 was 30,727 months as compared to 4,680 months for the same period of 2014. The increase in membership volume was attributable the inclusion of BPCI amounts within the metric during the second quarter of 2015.

Medical Cost Under Management

       Care Coordination's medical cost under management for the three months ended June 30, 2015 was $335 million as compared to $40 million for the same period of 2014. The increase in medical cost under management was attributable to the commencement and inclusion of BPCI amounts within the metric during the second quarter of 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the three months ended June 30, 2015 was 1,270,257 encounters and procedures as compared to 109,006 encounters and procedures for the three months ended June 30, 2014, primarily as the result of acquisitions, particularly Sound. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, urgent care centers, patients in our Fresenius Medical Care Rx the Bone Mineral Metabolism program ("BMM program"), cardiovascular and endovascular services as well as vascular procedures.

EMEA Segment

Key Indicators for EMEA Segment
	For the three months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	668	790	(15%)	4%
Net Health Care	309	371	(17%)	3%
Dialysis Products	359	419	(14%)	5%
Number of dialysis treatments	2,034,186	2,008,952	1%
Same market treatment growth in %	3.8%	4.3%
Operating income in $ million	134	168	(20%)
Operating income margin in %	20.1%	21.3%
Delivered EBIT in $ million(2)	133	168	(20%)

(1)    For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)    For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the EMEA Segment decreased by 15% (4% increase at Constant Exchange Rates) to $668 million for the three months ended June 30, 2015 as compared to $790 million for the same period of 2014. Net health care service revenue for the EMEA Segment decreased during the three months ended June 30, 2015 by 17% (3% increase at Constant Exchange Rates) to $309 million from $371 million in the same period of 2014. This decrease is a result of the negative impact of exchange rate fluctuations (20%), and the effect of closed or sold clinics (3%), partially offset by same market treatment growth (4%) and contributions from acquisitions (2%). Dialysis treatments increased by 1% for the three months ended June 30, 2015 over the same period in 2014 mainly due to same market treatment growth (4%) and contributions from acquisitions (1%), mostly offset by the effect of closed or sold clinics (4%). As of June 30, 2015, we had 53,546 patients (1% increase over June 30, 2014) being treated at the 648 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 52,905 patients treated at 634 clinics at June 30, 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       Dialysis product revenue for the three months ended June 30, 2015 decreased by 14% (5% increase at Constant Exchange Rates) to $359 million compared to $419 million in the same period of 2014. The 5% increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, products for acute care treatments, peritoneal dialysis products, hemodialysis solutions and concentrates and machines, partially offset by lower sales of renal pharmaceuticals.

Operating Income

       Operating income decreased to $134 million for the three months ended June 30, 2015 as compared to $168 million for the same period in 2014. Operating income margin decreased to 20.1% for the three months ended June 30, 2015 from 21.3% for the same period in 2014 mainly due to unfavorable foreign exchange effects, higher costs related to compliance improvement initiatives as well as higher legal and consulting expenses, partially offset by a favorable impact from manufacturing operations due to increased volumes and efficiency improvements as well as lower bad debt expense.

Delivered EBIT

       Delivered EBIT decreased by 20% to $133 million for the three months ended June 30, 2015 as compared to $168 million for the same period in 2014 due to impacts noted above in operating income with virtually no change in noncontrolling interests.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
	For the three months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	376	309	22%	32%
Net Health Care	164	120	37%	55%
Dialysis Products	212	189	12%	18%
Number of dialysis treatments	942,855	751,108	26%
Same market treatment growth in %	3.3%	3.5%
Operating income in $ million	67	55	22%
Operating income margin in %	17.8%	17.8%
Delivered EBIT in $ million(2)	65	54	21%

(1)    For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)    For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Revenue

       Total revenue for the Asia-Pacific Segment increased by 22% (32% increase at Constant Exchange Rates) to $376 million for the three months ended June 30, 2015 as compared to $309 million for the same period of 2014. Net health care service revenue for the Asia-Pacific Segment increased during the three months ended June 30, 2015 by 37% (55% increase at Constant Exchange Rates) to $164 million from $120 million in the same period of 2014. This increase is a result of contributions from acquisitions (51%), same market treatment growth (3%) and increases in organic revenue per treatment (2%), partially offset by the negative effect of exchange rate fluctuations (18%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 26% for the three months ended June 30, 2015 over the same period in 2014 mainly due to contributions from acquisitions (23%) and same market treatment growth (3%). As of June 30, 2015, we had 26,024 patients (a 4% increase over June 30, 2014) being treated at the 320 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 24,973 patients treated at 311 clinics at June 30, 2014.

       Dialysis product revenue for the three months ended June 30, 2015 increased by 12% (18% increase at Constant Exchange Rates) to $212 million compared to $189 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of machines, hemodialysis solutions and concentrates, dialyzers and peritoneal dialysis products.

Operating Income

       Operating income increased by 22% to $67 million for the three months ended June 30, 2015 as compared to $55 million for the same period in 2014. Operating income margin remained constant at 17.8% for the three months ended June 30, 2015 compared to the same period in 2014 due to a favorable impact from acquisitions and a favorable revenue rate impact in Taiwan, offset by an unfavorable impact from business growth and unfavorable foreign exchange effects.

Delivered EBIT

       Delivered EBIT increased by 21% to $65 million for the three months ended June 30, 2015 as compared to $54 million for the same period in 2014 due to items noted above in operating income partially offset by increased noncontrolling interests associated with certain management contracts.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Latin America Segment

Key Indicators for Latin America Segment
	For the three months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	203	198	2%	22%
Net Health Care	150	142	6%	25%
Dialysis Products	53	56	(8%)	15%
Number of dialysis treatments	1,267,110	1,150,320	10%
Same market treatment growth in %	6.8%	4.8%
Operating income in $ million	16	20	(20%)
Operating income margin in %	7.8%	9.9%
Delivered EBIT in $ million(2)	16	20	(21%)

(1)    For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)    For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the Latin America Segment increased by 2% (22% increase at Constant Exchange Rates) to $203 million for the three months ended June 30, 2015 as compared to $198 million for the same period of 2014. Net health care service revenue for the Latin America Segment increased by 6% (25% increase at Constant Exchange Rates) during the three months ended June 30, 2015 to $150 million as compared to $142 million in the same period of 2014. This increase is a result of contributions from increases in organic revenue per treatment (13%), growth in same market treatments (7%) and acquisitions (6%), partially offset by the negative effect of exchange rate fluctuations (19%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 10% for the three months ended June 30, 2015 over the same period in 2014 mainly due to same market treatment growth (7%) and contributions from acquisitions (3%). As of June 30, 2015, we had 32,322 patients (a 10% increase over June 30, 2014) being treated at the 248 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 29,507 patients treated at 231 clinics at June 30, 2014.

       Dialysis product revenue for the three months ended June 30, 2015 decreased by 8% (15% increase at Constant Exchange Rates) to $53 million compared to $56 million in the same period of 2014. The 15% increase at Constant Exchange Rates was driven by increased sales of hemodialysis solutions and concentrates, machines, dialyzers and peritoneal dialysis products.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Operating Income

       Operating income decreased by 20% to $16 million for the three months ended June 30, 2015 as compared to $20 million for the same period in 2014. Operating income margin decreased to 7.8% for the three months ended June 30, 2015 from 9.9% for the same period in 2014 mainly due to an unfavorable impact from manufacturing costs due to inflation effects and unfavorable foreign exchange effects, partially offset by a higher reimbursement rate in the region.

Delivered EBIT

       Delivered EBIT decreased by 21% to $16 million for the three months ended June 30, 2015 as compared to $20 million for the same period in 2014 due to impacts noted above in operating income with virtually no change in noncontrolling interests.

Six months ended June 30, 2015 compared to six months ended June 30, 2014

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the six months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	8,159	7,398	10%	16%
Net Health Care	6,527	5,731	14%	18%
Dialysis Products	1,632	1,667	(2%)	9%
Number of dialysis treatments	21,907,899	20,632,860	6%
Same market treatment growth in %	4.0%	3.7%
Gross profit as a % of revenue	30.4%	31.0%
Selling, general and administrative costs as a % of revenue	16.9%	16.9%
Operating income in $ million	1,051	1,001	5%
Operating income margin in %	12.9%	13.5%
Delivered EBIT in $ million(2)	927	912	2%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	450	439	3%
Basic earnings per share in $	1.48	1.46	2%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       Total Revenue increased by 10% (16% increase at Constant Exchange Rates) to $8,159 million for the six months ended June 30, 2015 from $7,398 million in the same period of 2014 due to increases in Net Health Care revenue.

       Net Health Care revenue increased by 14% to $6,527 million (18% increase at Constant Exchange Rates) for the six months ended June 30, 2015 from $5,731 million in the same period of 2014, mainly due to contributions from acquisitions (12%), growth in same market treatments (4%) and increases in organic revenue per treatment (3%), partially offset by the negative impact of exchange rate fluctuations (4%) and the effect of closed or sold clinics (1%).

       Dialysis treatments increased by 6% for the six months ended June 30, 2015 as compared to the same period in 2014. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis product revenue decreased by 2% (9% increase at Constant Exchange Rates) to $1,632 million as compared to $1,667 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products, products for acute care treatments, renal pharmaceuticals and bloodlines.

       The decrease in gross profit margin to 30.4% from 31.0% primarily reflects the unfavorable impact of varying margins across our four reporting segments. The decrease in the North America Segment was mainly due to generally lower gross profit margins for hospitalist and intensivist services (including the effects of acquisition integration costs for Cogent Healthcare), higher personnel expense related to dialysis services and stronger growth in pharmacy delivery services at lower than average margins, partially offset by a favorable impact from commercial payors and a favorable impact from cardiovascular and endovascular services. The decrease in the Latin America Segment was driven by an unfavorable impact from manufacturing costs due to inflation effects, partially offset by favorable foreign exchange effects. The increase in the Asia-Pacific Segment was largely due to favorable foreign exchange effects, business growth in China, a beneficial revenue rate impact in Taiwan and a positive impact from acquisitions. The increase in the EMEA Segment was mainly due to favorable foreign exchange effects and a favorable impact from manufacturing driven by higher volumes and efficiency improvements.

       Selling, general and administrative ("SG&A") expenses increased to $1,378 million in the six months ended June 30, 2015 from $1,250 million in the same period of 2014. SG&A expenses as a percentage of sales remained constant at 16.9% for the six months of 2015 compared with the same period of 2014 due to decreases in the Asia-Pacific Segment and the EMEA, partially offset by increases in the North America Segment and at Corporate. The decrease in the Asia-Pacific Segment was driven by favorable foreign exchange effects and a favorable impact from acquisitions. The decrease in the EMEA Segment was largely due to lower provisions related to compliance investigations we are conducting (see Note 11 of the Notes to the Consolidated Financial Statements (unaudited)), favorable foreign exchange effects and the impact from higher revenue. The increase in the North America Segment was mainly due to higher consulting and legal expense and an unfavorable impact from cardiovascular and endovascular services. The increase at Corporate was largely driven by higher legal and consulting expenses, partially offset by favorable foreign exchange effects.

       Research and development ("R&D) expenses increased by 8% to $65 million for the three months ended June 30, 2015 from $61 million for the same period of 2014 .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       Income from equity method investees decreased to $13 million for the six months ended June 30, 2015 from $18 million for the same period of 2014 due to decreased income from the Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP") renal pharmaceuticals joint venture.

       Operating income increased to $1,051 million for the six months ended June 30, 2015 from $1,001 million for the same period in 2014. Operating income margin decreased to 12.9% for the six months ended June 30, 2015 as compared to 13.5% for the same period in 2014 as a result of the decrease in gross profit margin.

       Delivered EBIT increased by 2% to $ 927 million for the six months ended June 30, 2015 from $912 million for the same period in 2014 as a result of the operating income impacts noted above partially offset by increased noncontrolling interests associated with the creation of new joint ventures and Care Coordination acquisitions in 2014.

       Interest expense increased by 24% to $277 million for the six months ended June 30, 2015 from $223 million for the same period in 2014 due to the valuation of the embedded derivative related to the convertible debt issued in September 2014 and an increase in the average debt level during the quarter, partially offset by a favorable impact from the translation of interest expense on Euro-denominated bonds. Interest income increased to $73 million for the six months ended June 30, 2015 from $28 million for the same period in 2014 mainly as a result of the valuation of the call-option on our shares related to our equity- neutral convertible bonds issued in September 2014, which fully offsets the increase in the interest expense due to the valuation of the embedded derivative noted above.

       Income tax expense decreased to $273 million for the six months ended June 30, 2015 from $278 million for the same period in 2014. The effective tax rate decreased to 32.2% from 34.5% for the same period of 2014 mainly driven by an unfavorable impact on the tax rate for the second quarter of 2014 due to a tax court decision against another company on a similar transaction for a tax position we took which resulted in $18 million of additional expense in the second quarter of 2014 as well as higher non-taxable noncontrolling interest partially offset by a favorable prior year impact of an ongoing tax audit.

       Net income attributable to noncontrolling interests for the six months ended June 30, 2015 increased to $124 million from $89 million for the same period of 2014 primarily driven by Care Coordination acquisitions in 2014 and by the creation of new joint ventures in the North America Segment.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the six months ended June 30, 2015 increased by 3% to $450 million from $439 million for the same period in 2014 as a result of the combined effects of the items discussed above.

       Basic earnings per share increased slightly by 2% for the six months ended June 30, 2015 to $1.48 as compared with $1.46 for the same period in 2014 primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 303.9 million in 2015 (301.6 million in 2014).

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the six months ended June 30,
			Change in %
	2015	2014
Total North America Segment
Revenue in $ million	5,717	4,914	16%
Net Health Care	5,293	4,517	17%
Dialysis Products	424	397	7%
Operating income in $ million	768	736	4%
Operating income margin in %	13.4%	15.0%
Delivered EBIT in $ million(1)	649	651	0%
Dialysis
Net Revenue in $ million	4,815	4,577	5%
Number of dialysis treatments	13,527,268	12,992,537	4%
Same market treatment growth in %	3.8%	3.3%
Operating income in $ million	716	706	1%
Operating income margin in %	14.9%	15.4%
Delivered EBIT in $ million(1)	619	626	(1%)
Care Coordination
Net Revenue in $ million	902	337	167%
Operating income in $ million	52	30	74%
Operating income margin in %	5.8%	8.9%
Delivered EBIT in $ million(1)	30	25	20%
Member Months Under Medical Cost Management(2)	34,995	6,470	441%
Medical Cost Under Management in $ million(2)	371	55	575%
Care Coordination Patient Encounters(2)	2,542,309	188,402	1249%

(1) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

(2) Please refer to the discussion below on our Care Coordination measures for further information on these metrics under "Additional Non-GAAP Measures for 2015 – New Business Metrics – Care Coordination."

       North America Segment revenue is driven by our dialysis business as well as Care Coordination. Our dialysis business comprises both products and services while Care Coordination incorporates services only. The discussion of the North America Segment is focused on our dialysis business and Care Coordination. Reporting our health care services revenue separately for our dialysis business and Care Coordination has the effect of reducing average revenue per treatment and cost per treatment compared to amounts reporting in prior years. In the discussion below, average revenue per treatment and cost per treatment for the six-month period ended June 30, 2014, has been adjusted to conform to the current presentation.

Dialysis

Revenue

       Net Dialysis revenue increased for the six months ended June 30, 2015 by 5% to $4,815 million from $4,577 million in the same period of 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       Net Dialysis care revenue increased for the six months ended June 30, 2015 by 5% to $4,391 million from $4,180 million in the same period of 2014. This increase was driven by same market treatment growth (4%), increases in organic revenue per treatment (1%) and contributions from acquisitions (1%), partially offset by the effects of bad debt (1%).

       Dialysis treatments increased by 4% for the six months ended June 30, 2015 as compared to the same period in 2014 mostly due to same market treatment growth (4%).

       In the U.S., the average revenue per treatment was $344 for the six months ended June 30, 2015 and $339 for the same period in 2014. The increase was mainly attributable to a favorable impact from higher volume with commercial payors.

       Cost per treatment in the U.S. increased to $287 for the six months ended June 30, 2015 from $281 in the same period of 2014. This increase was largely driven by higher personnel expense and increased bad debt provisions, partially offset by a favorable impact from pharmaceuticals.

       Dialysis product revenue increased by 7% to $424 million for the six months ended June 30, 2015 as compared to $397 million in the same period in 2014. This was driven by higher sales of machines and renal pharmaceuticals.

Operating Income

       Dialysis operating income increased to $716 million for the six months ended June 30, 2015 as compared to $706 million in the same period in 2014. Operating income margin decreased to 14.9% for the six months ended June 30, 2015 from 15.4% for the same period in 2014, due to higher personnel expense, increased consulting and legal expenses, lower income from equity method investees and higher donations to U.S. ESRD patient assistance charities and other cost increases, partially offset by a favorable impact from commercial payors and lower costs for renal pharmaceuticals.

Delivered EBIT

       Dialysis delivered EBIT decreased by 1% to $619 million for the six months ended June 30, 2015 from $626 million for the same period of 2014 mainly as the result of increased noncontrolling interests associated with the creation of new joint ventures, partially offset by the impacts noted above in operating income.

Care Coordination

Revenue

       Net Care Coordination revenue increased by 167% to $902 million for the six months ended June 30, 2015 from $337 million for the same period of 2014. This increase is primarily driven by contributions from acquisitions (136%) and increases in organic revenue growth (31%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Operating Income

       Care Coordination operating income increased to $52 million for the six months ended June 30, 2015 from $30 million for the same period of 2014. The operating income margin decreased to 5.8% for the six months ended June 30, 2015 from 8.9% mainly driven by lower margin hospitalist and intensivists services (including the effects of acquisition integration costs for Cogent Healthcare) and urgent care services (including development costs associated with our urgent care services) and an unfavorable impact from laboratory services, partially offset by a favorable impact from cardiovascular and endovascular specialty services as well as pharmacy services.

Delivered EBIT

       Care Coordination delivered EBIT increased by 20% to $30 million for the six months ended June 30, 2015 from $25 million for the same period of 2014 mainly as the result of the impacts noted above in operating income, partially offset by noncontrolling interests effects associated with acquisitions.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the six months ended June 30, 2015 was 34,995 months as compared to 6,470 months for the same period of 2014. The increase in membership volume was attributable the inclusion of BPCI amounts within the metric during the second quarter of 2015.

Medical Cost Under Management

       Care Coordination's medical cost under management for the six months ended June 30, 2015 was $371 million as compared to $55 million for the same period of 2014. The increase in medical cost under management was attributable the inclusion of BPCI amounts within the metric during the second quarter of 2015.

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the six months ended June 30, 2015 was 2,542,309 encounters and procedures as compared to 188,402 encounters and procedures for the six months ended June 30, 2014, primarily as the result of acquisitions, particularly Sound. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, urgent care centers, the BMM program, cardiovascular and endovascular services as well as vascular procedures.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

EMEA Segment

Key Indicators for EMEA Segment
	For the six months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	1,297	1,522	(15%)	4%
Net Health Care	610	729	(16%)	3%
Dialysis Products	687	793	(13%)	5%
Number of dialysis treatments	4,023,243	3,964,454	1%
Same market treatment growth in %	4.0%	4.5%
Operating income in $ million	275	296	(7%)
Operating income margin in %	21.2%	19.5%
Delivered EBIT in $ million(2)	274	294	(7%)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the EMEA Segment decreased by 15% (4% increase at Constant Exchange Rates) to $1,297 million for the six months ended June 30, 2015 as compared to $1,522 million for the same period of 2014. Net health care service revenue for the EMEA Segment decreased during the six months ended June 30, 2015 by 16% (3% increase at Constant Exchange Rates) to $610 million from $729 million in the same period of 2014. This decrease is a result of the negative impact of exchange rate fluctuations (19%) and the effect of closed or sold clinics (3%), partially offset by same market treatment growth (4%) and contributions from acquisitions (2%). Dialysis treatments increased by 1% for the six months ended June 30, 2015 over the same period in 2014 mainly due to same market treatment growth (4%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (4%).

       Dialysis product revenue for the six months ended June 30, 2015 decreased by 13% (5% increase at Constant Exchange Rates) to $687 million compared to $793 million in the same period of 2014. The 5% increase at Constant Exchange Rates was driven by increased sales of dialyzers, products for acute care treatments, peritoneal dialysis products, bloodlines and hemodialysis solutions and concentrates, partially offset by lower sales of renal pharmaceuticals.

Operating Income

       Operating income decreased to $275 million for the six months ended June 30, 2015 as compared to $296 million for the same period in 2014 due to unfavorable foreign currency translation effects which more than offset an increase in operating income. Operating income margin increased to 21.2% for the six months ended June 30, 2015 from 19.5% for the same period in 2014 mainly due to favorable foreign

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

currency transaction effects, partially offset by foreign currency translation effects, which compared to the absolute figures have a dilutive effect on the margin as revenue is also decreased by currency translation. Other margin impacts include lower additions to provisions related to compliance investigations we are conducting (see Note 11 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies," included in this report) and a favorable impact from manufacturing driven by higher volumes and efficiency improvements.

Delivered EBIT

       Delivered EBIT decreased by 7% to $274 million for the six months ended June 30, 2015 as compared to $294 million for the same period in 2014 primarily due to impacts noted above in operating income with virtually no change in noncontrolling interests.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
	For the six months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	729	552	32%	42%
Net Health Care	328	207	58%	77%
Dialysis Products	401	345	17%	22%
Number of dialysis treatments	1,862,018	1,414,940	32%
Same market treatment growth in %	3.0%	3.8%
Operating income in $ million	152	89	70%
Operating income margin in %	20.8%	16.2%
Delivered EBIT in $ million(2)	148	87	70%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the Asia-Pacific Segment increased by 32% (42% increase at Constant Exchange Rates) to $729 million for the six months ended June 30, 2015 as compared to $552 million for the same period of 2014. Net health care service revenue for the Asia-Pacific Segment increased during the six months ended June 30, 2015 by 58% (77% increase at Constant Exchange Rates) to $328 million from $207 million in the same period of 2014. This increase is a result of contributions from acquisitions (73%), same market treatment growth (3%) and increases in organic revenue per treatment (3%), partially offset by the negative effect of exchange rate fluctuations (19%) and the effect of closed or sold clinics (2%). Dialysis treatments increased by 32% for the six months ended June 30, 2015 over the same period in 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

mainly due to contributions from acquisitions (30%) and same market treatment growth (3%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis product revenue for the six months ended June 30, 2015 increased by 17% (22% increase at Constant Exchange Rates) to $401 million compared to $345 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products, products for acute care treatments and bloodlines.

Operating Income

       Operating income increased by 70% to $152 million for the six months ended June 30, 2015 as compared to $89 million for the same period in 2014. Operating income margin increased to 20.8% for the six months ended June 30, 2015 from 16.2% for the same period in 2014 mainly due to favorable foreign exchange effects, business growth, a positive impact from acquisitions as well as a favorable revenue rate impact in Taiwan.

Delivered EBIT

       Delivered EBIT increased by 70% to $148 million for the six months ended June 30, 2015 as compared to $87 million for the same period in 2014 due to items noted above in operating income partially offset by increased noncontrolling interests associated with certain management contracts.

Latin America Segment

Key Indicators for Latin America Segment
	For the six months ended June 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	401	384	4%	23%
Net Health Care	296	278	7%	24%
Dialysis Products	105	106	(2%)	19%
Number of dialysis treatments	2,495,370	2,260,929	10%
Same market treatment growth in %	6.4%	4.8%
Operating income in $ million	34	38	(12%)
Operating income margin in %	8.4%	9.9%
Delivered EBIT in $ million(2)	34	38	(13%)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Revenue

       Total revenue for the Latin America Segment increased by 4% (23% increase at Constant Exchange Rates) to $401 million for the six months ended June 30, 2015 as compared to $384 million for the same period of 2014. Net health care service revenue for the Latin America Segment increased by 7% (24% increase at Constant Exchange Rates) during the six months ended June 30, 2015 to $296 million as compared to $278 million in the same period of 2014. This increase is a result of increases in organic revenue per treatment (13%), contributions from acquisitions (6%) and growth in same market treatments (6%), partially offset by the negative effect of exchange rate fluctuations (17%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 10% for the six months ended June 30, 2015 over the same period in 2014 mainly due to same market treatment growth (6%) and contributions from acquisitions (4%).

       Dialysis product revenue for the six months ended June 30, 2015 decreased slightly by 2% (19% increase at Constant Exchange Rates) to $105 million compared to $106 million in the same period of 2014. The 19% increase at Constant Exchange Rates was driven by increased sales of dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products and machines.

Operating Income

       Operating income decreased by 12% to $34 million for the six months ended June 30, 2015 as compared to $38 million for the same period in 2014. Operating income margin decreased to 8.4% for the six months ended June 30, 2015 from 9.9% for the same period in 2014 mainly due to an unfavorable impact from manufacturing costs due to inflation effects and unfavorable foreign exchange effects, partially offset by a higher reimbursement rate in the region.

Delivered EBIT

       Delivered EBIT decreased by 13% to $34 million for the six months ended June 30, 2015 as compared to $38 million for the same period in 2014 due to the impacts noted above in operating income with virtually no change in noncontrolling interests.

Liquidity and Capital Resources

Six months ended June 30, 2015 compared to six months ended June 30, 2014

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term borrowings from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       At June 30, 2015, we had cash and cash equivalents of $582 million. For information regarding utilization and availability of cash under our principal credit facility (the "Amended 2012 Credit Agreement"), see Note 6 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations – Amended Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

       In the first six months of 2015 and 2014, we generated net cash provided by operating activities of $832 million and $562 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in 2015 versus 2014 was mainly a result of the $115 million payment for the W.R. Grace bankruptcy settlement which occurred in the first quarter of 2014 and the impact of other working capital items such as unapplied cash and receivable credits, a $51 million cash income tax refund related to a tax settlement as well as decreased inventory levels.

       The profitability of our business depends significantly on reimbursement rates. Approximately 80% of our revenues are generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2015, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts, (iii) commencing January 1, 2014, the reductions to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis and (iv) the enactment of PAMA (see "Financial Condition and Results of Operations – Overview, legislation and growth" above). In the future, we expect to experience generally stable reimbursements for dialysis services globally.

       Our working capital, which is defined as current assets less current liabilities, was $3,087 million at June 30, 2015 which decreased from $3,247 million at December 31, 2014. The change is primarily the result of increased accrued expenses; decreased accounts receivable from related parties; increased short-term borrowing from related parties; decreased cash and cash equivalents and decreased prepaid expenses and other current assets, partially offset by increased inventories and trade accounts receivable. Our ratio of current assets to current liabilities was 1.85 and 1.93 at June 30, 2015 and December 31, 2014, respectively.

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Net Cash Provided By (Used In) Financing Activities" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 71 at June 30, 2015, a decrease as compared to 72 at December 31, 2014.

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	June 30, 2015	December 31, 2014
North America days sales outstanding	51	50

EMEA days sales outstanding	110	104

Asia-Pacific days sales outstanding	113	124

Latin America days sales outstanding	135	128

FMC-AG & Co. KGaA average days sales outstanding	71	72

       The DSO increase in North America and the increase in the EMEA Segment's DSO reflect payment fluctuations in the respective regions. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China and the takeover of a distributor. The Latin America Segment's DSO increase reflects increased sales in the region coupled with periodic delays in payment collections.

       Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

       We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Net Cash Provided By (Used In) Investing Activities

       We used net cash of $478 million and $846 million in investing activities in the six months ended June 30, 2015 and 2014, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $411 million and $415 million in the first six months of 2015 and 2014, respectively. In the first six months of 2015, capital expenditures were $211 million in the North America Segment, $121 million at Corporate, $54 million for the EMEA Segment, $16 million for the Asia-Pacific Segment and $9 million for the Latin America Segment. Capital expenditures in the first six months of 2014 were $199 million in the North America Segment, $119 million at Corporate, $74 million for the EMEA Segment, $13 million for the Asia-Pacific Segment and $10 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in the North America Segment, Germany and France and capitalization of machines provided to our customers. Capital expenditures were approximately 5% of total revenue in the first six months of 2015 as compared to 6% for the same period in 2014.

       In addition to the capital expenditures discussed above, we invested approximately $101 million cash in the first six months of 2015, primarily related to the acquisition of dialysis clinics in the amount of approximately $77 million in the North America Segment, $15 million in the EMEA Segment, $7 million in the Asia-Pacific Segment and $2 million at Corporate. Additionally, during the first six months of 2015, we received $35 million from divestitures, including a $21 million repayment of an unsecured loan provided to an equity method investee in 2014 as well as $9 million from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc. In the first six months of 2014, we invested approximately $435 million cash, $289 million in the North America Segment, $84 million in the Asia-Pacific Segment, $46 million in the EMEA Segment and $15 million in the Latin America Segment and $1 million in Corporate. The investment in the North America Segment was mainly for available-for-sale financial assets, deferred acquisition payments related to an equity method investee, notes receivables related to an equity method investee and other acquisitions. The investments made in the EMEA Segment and the Asia-Pacific Segment largely relate to acquisitions of dialysis clinics and deferred acquisition payments related to an equity method investee. The investment in the Latin America Segment largely relates to the acquisition of dialysis clinics.

       We anticipate capital expenditures of approximately $1.0 billion and expect to make acquisitions of approximately $0.4 billion in 2015. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

       Net cash used in financing activities was $394 million in the first six months of 2015 compared to net cash provided by financing activities of $247 million in the first six months of 2014.

       In the six-month period ended June 30, 2015, cash was mainly used for the payment of dividends, repayments of long-term debt and short-term borrowings as well as distributions to noncontrolling interests, partially offset by proceeds from short-term borrowings, proceeds from the exercise of stock options and proceeds from short-term borrowings from related parties. In the first six months of 2014, cash was provided by proceeds from long-term debt and short-term borrowings including drawing under the revolving credit facility as well as the Accounts Receivable facility, partially offset by the repayment for the European Investment Bank ("EIB") Agreements, repayment of portions of long-term debt and short-term borrowings, payment of dividends as well as distributions to noncontrolling interests.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       On May 20, 2015, we paid a dividend with respect to 2014 of €0.78 per share (for 2013 paid in 2014 €0.77). The total dividend payment was €237 million ($263 million) as compared with €232 million ($318 million) in the prior year.

Non-U.S. GAAP Measures for Presentation

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Non-U.S. GAAP Measures

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $1,408 million, 17.3% of revenues for the six-month period ended June 30, 2015, and $1,337 million, 18.1% of revenues for the same period of 2014. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

	For the six months ended June 30,
	2015	2014
	(in millions)
Total EBITDA	$1,408	$1,337
Interest expense (net of interest income)	(204)	(195)
Income tax expense	(273)	(278)
Change in deferred taxes, net	(73)	1
Changes in operating assets and liabilities	(24)	(333)
Stock compensation expense	1	(1)
Other items, net	(3)	31

Net cash provided by (used in) operating activities	$832	$562

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       The following table shows the significant cash flow key performance indicators for the six months ended June 30, 2015 and 2014:

	For the six months ended June 30,
	2015	2014
	(in millions)

Revenue	$8,159	$7,398

Net cash provided by (used in) operating activities	832	562
Capital expenditures	(418)	(419)
Proceeds from sale of property, plant and equipment	7	4

Capital expenditures, net	$(411)	$(415)

Free cash flow	421	147
Net cash provided by (used in) operating activities as a % of revenue	10.2%	7.6%
Free cash flow as a % of revenue	5.2%	2.0%

Additional Non-GAAP Measures for 2015

Delivered EBIT

       As a result of the increase of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

FMC-AG & Co. KGaA. Below is a table showing the reconciliation of Delivered EBIT to Operating Income for each of our reporting segments:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(in millions, unaudited)		(in millions, unaudited)
Delivered EBIT reconciliation
Total
Operating income (EBIT)	$547	$556	$1,051	$1,001
less noncontrolling interests	(69)	(47)	(124)	(89)

Delivered EBIT	478	509	927	912
North America
Operating income (EBIT)	428	401	768	736
less noncontrolling interests	(66)	(46)	(119)	(85)

Delivered EBIT	362	355	649	651
Dialysis
Operating income (EBIT)	391	384	716	706
less noncontrolling interests	(53)	(43)	(97)	(80)

Delivered EBIT	338	341	619	626
Care Coordination
Operating income (EBIT)	37	17	52	30
less noncontrolling interests	(13)	(3)	(22)	(5)

Delivered EBIT	24	14	30	25
EMEA
Operating income (EBIT)	134	168	275	296
less noncontrolling interests	(1)	-	(1)	(2)

Delivered EBIT	133	168	274	294
Asia-Pacific
Operating income (EBIT)	67	55	152	89
less noncontrolling interests	(2)	(1)	(4)	(2)

Delivered EBIT	65	54	148	87
Latin America
Operating income (EBIT)	16	20	34	38
less noncontrolling interests	-	-	-	-

Delivered EBIT	$16	$20	$34	$38

New Business Metrics

Care Coordination

       The measures for our North America Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business within the North America Segment. Currently, only the BPCI, sub-capitation and other shared savings programs are

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

included within the Member Months and Medical Cost Under Management calculations below. In the future we expect the various other programs will be included in the following metrics as information on reimbursements becomes available, specifically for MA-CSNPs and ESCO programs. These metrics may be developed further in future periods. Note that due to the time required by CMS to review the data we provide related to our participation in the BPCI program, estimates have been used in order to report these metrics timely.

Member Months Under Medical Cost Management

       Member months under medical cost management is calculated by multiplying the number of members who are included in value and risk-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we are assuming the risk of generating savings. The financial results will be recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

       Medical cost under management represents the management of medical costs associated with our patient membership in value and risk-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

       Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care ("MedSpring"), Fresenius Vascular Care, and National Cardiovascular Partners ("NCP") as well as patients in our BMM program.

Balance Sheet Structure

       Total assets as of June 30, 2015 decreased to $25,410 million from $25,447 million as compared to December 31, 2014. Current assets as a percent of total assets remained flat at 26% at June 30, 2015 as compared to December 31, 2014. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 40% at June 30, 2015 as compared to 39% at December 31, 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

Outlook

       Below is a table showing our growth outlook for 2015. The outlook for 2015 and the growth rates indicated for 2016 are based on exchange rates prevailing at the beginning of 2015:

Targets 2015
Revenue	growth 5 – 7%
Operating income	moderate growth
Net income growth(1)	growth 0 – 5%
Basic earnings per share growth(1)	based on development of net income
Capital Expenditures	~ $1.0 billion
Acquisitions and investments	~ $0.4 billion
Net cash provided by (used in) operating activities in % of revenue	> 10%
Free cash flow in % of revenue	> 4%
Debt/EBITDA Ratio	~ 3.0
Employees(2)	> 105,000
Research and development expenses	~ $140 million
(1)
Net income attributable to shareholders of FMC AG & Co. KGaA

(2)
Full-time equivalents

       The second half of 2015 will be affected by two transactions: (i) the divestiture of our dialysis service business in Venezuela, given the difficult economic environment within the country. We expect to incur a non-tax deductible loss of around $30 million from this sale; and (ii) the transfer of European marketing rights for certain renal pharmaceuticals to Vifor Fresenius Medical Care Renal Pharma will generate a gain, which will cut the Venezuela loss by approximately half, on an after-tax basis. Both of these effects are considered in the Outlook above.

       For the 2016 projections, we expect revenue to increase around 7-10% (previously 9-12%). This is due to the fact that we expect some of the initiatives in lower margin Care Coordination operations to be delayed into the following years. The net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is still expected to grow by 15-20% (unchanged).

Recently Implemented Accounting Pronouncements

       On January 23, 2014, FASB issued Accounting Standards Update 2014-05 ("ASU 2014-05") Service Concession Arrangements (Topic 853). ASU 2014-05's objective is to specify that an operating entity should not account for a service concession arrangement that is within the scope of ASU 2014-05 as a lease. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-05 as of January 1, 2015. ASU 2014-05 does not have a material impact on the Company and its Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       On April 10, 2014 FASB issued Accounting Standards Update 2014-08 ("ASU 2014-08") Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), Reporting discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08's objective is to reduce the complexity and difficulty in applying guidance for discontinued operations. ASU 2014-08's main focus is to limit the presentation to disposals representing a strategic shift that has a major effect on operations or financial results. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-08 as of January 1, 2015. ASU 2014-08 does not have material impact on our Consolidated Financial Statements.

       On June 12, 2014, FASB issued Accounting Standards Update 2014-11 ("ASU 2014-11"), Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which aligns the accounting for repurchase-to-maturity transactions and repurchase financing arrangements with the accounting for other typical repurchase agreements, i.e. these transactions will be accounted for as secured borrowings. ASU 2014-11 also requires additional disclosures about repurchase agreements and other similar transactions. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-11 as of January 1, 2015. ASU 2014-11 does not have a material impact on the Company and its Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Adopted

       On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles – Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). This update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2016. Earlier adoption is not permitted. We are currently evaluating the impact of ASU 2014-09 on our Consolidated Financial Statements.

       On February 18, 2015, FASB issued Accounting Standards Update 2015-02 ("ASU 2015-02"), Consolidation (Topic 810): Amendments to the Consolidation Analysis, which focuses on clarifying guidance related to the evaluation of various types of legal entities such as limited partnerships, limited liability corporations and certain security transactions for consolidation. The update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We are currently evaluating the impact of ASU 2015-02 on our Consolidated Financial Statements.

       On April 7, 2015, FASB issued Accounting Standards Update 2015-03 ("ASU 2015-03"), Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that liability, consistent with debt discounts. This update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We will adopt this ASU beginning in the fiscal year 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2015 and 2014

       On April 15, 2015, FASB issued Accounting Standards Update 2015-05 ("ASU 2015-05"), Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which assists entities in evaluating the accounting for fees paid by a customer in a cloud computing arrangement, depending upon the inclusion or exclusion of software licenses. This update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We are currently evaluating the impact of ASU 2015-05 on our Consolidated Financial Statements.

       On July 22, 2015, FASB issued Accounting Standards Update 2015-11 ("ASU 2015-11"), Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 applies to companies other than those that measure inventory using last-in, first-out (LIFO) or the retail inventory method. This update requires applicable companies to measure inventory at the lower of cost and net realizable value. This update is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with earlier adoption permitted. We are currently evaluating the impact of ASU 2015-11 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Net revenue:
Health Care	$3,453,921	$3,013,544	$6,742,932	$5,858,968
Less: Patient service bad debt provision	109,123	64,715	215,730	127,952

Net Health Care	3,344,798	2,948,829	6,527,202	5,731,016
Dialysis Products	853,938	885,973	1,631,461	1,667,378

	4,198,736	3,834,802	8,158,663	7,398,394
Costs of revenue:
Health Care	2,481,703	2,201,418	4,897,432	4,319,022
Dialysis Products	419,766	421,966	779,914	785,822

	2,901,469	2,623,384	5,677,346	5,104,844
Gross profit	1,297,267	1,211,418	2,481,317	2,293,550
Operating (income) expenses:
Selling, general and administrative	722,618	630,413	1,377,534	1,250,144
Research and development	34,483	30,701	65,421	60,729
Income from equity method investees	(6,797)	(5,969)	(13,001)	(18,491)

Operating income	546,963	556,273	1,051,363	1,001,168
Other (income) expense:
Interest income	(13,169)	(12,899)	(73,109)	(28,314)
Interest expense	115,127	111,305	277,175	222,981

Income before income taxes	445,005	457,867	847,297	806,501
Income tax expense	135,372	177,291	273,233	278,575

Net income	309,633	280,576	574,064	527,926
Less: Net income attributable to noncontrolling interests	68,865	46,934	123,748	88,822

Net income attributable to shareholders of FMC-AG & Co. KGaA	$240,768	$233,642	$450,316	$439,104

Basic earnings per share	$0.79	$0.77	$1.48	$1.46

Fully diluted earnings per share	$0.79	$0.77	$1.48	$1.45

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Net Income	$309,633	$280,576	$574,064	$527,926

Gain (loss) related to cash flow hedges	20,986	7,071	27,938	14,030
Actuarial gain (loss) on defined benefit pension plans	8,106	4,355	17,335	8,709
Gain (loss) related to foreign currency translation	18,798	37,770	(108,635)	(9,286)
Income tax (expense) benefit related to components of other comprehensive income	(8,742)	(3,611)	(14,666)	(7,161)

Other comprehensive income (loss), net of tax	39,148	45,585	(78,028)	6,292

Total comprehensive income	$348,781	$326,161	$496,036	$534,218
Comprehensive income attributable to noncontrolling interests	69,731	47,216	120,661	89,071

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$279,050	$278,945	$375,375	$445,147

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

(in thousands, except share data)

	June 30, 2015	December 31, 2014
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$582,159	$633,855
Trade accounts receivable less allowance for doubtful accounts of $470,064 in 2015 and $418,508 in 2014	3,265,528	3,203,655
Accounts receivable from related parties	131,865	193,225
Inventories	1,207,967	1,115,554
Prepaid expenses and other current assets	1,291,052	1,333,067
Deferred taxes	223,648	245,354

Total current assets	6,702,219	6,724,710
Property, plant and equipment, net	3,317,212	3,290,180
Intangible assets	863,088	869,411
Goodwill	13,077,335	13,082,180
Deferred taxes	135,538	141,052
Investment in equity method investees	638,284	676,822
Other assets and notes receivables	676,545	662,746

Total assets	$25,410,221	$25,447,101

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$536,609	$573,184
Accounts payable to related parties	178,813	140,731
Accrued expenses and other current liabilities	2,326,218	2,197,245
Short-term borrowings and other financial liabilities	116,125	132,693
Short-term borrowings from related parties	58,071	5,357
Current portion of long-term debt and capital lease obligations	297,616	313,607
Income tax payable	65,225	79,687
Deferred taxes	36,402	34,787

Total current liabilities	3,615,079	3,477,291
Long-term debt and capital lease obligations, less current portion	8,797,785	9,080,277
Other liabilities	461,161	411,976
Pension liabilities	622,250	642,318
Income tax payable	156,268	177,601
Deferred taxes	714,836	804,609

Total liabilities	14,367,379	14,594,072
Noncontrolling interests subject to put provisions	860,471	824,658
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 312,152,901 issued and 304,603,950 outstanding	386,381	385,215
Treasury stock, at cost	(505,014)	(505,014)
Additional paid-in capital	3,561,914	3,546,075
Retained earnings	7,291,852	7,104,780
Accumulated other comprehensive income (loss)	(1,162,684)	(1,087,743)

Total FMC-AG & Co. KGaA shareholders' equity	9,572,449	9,443,313
Noncontrolling interests not subject to put provisions	609,922	585,058
Total equity	10,182,371	10,028,371

Total liabilities and equity	$25,410,221	$25,447,101

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	For the six months ended June 30,
	2015	2014
Operating Activities:
Net income	$574,064	$527,926
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	356,813	336,126
Change in deferred taxes, net	(72,560)	692
(Gain) loss on sale of fixed assets and investments	1,286	1,544
Compensation expense related to stock options	593	(1,403)
Investments in equity method investees, net	(3,533)	28,737
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(168,463)	(93,529)
Inventories	(128,741)	(180,098)
Prepaid expenses, other current and non-current assets	68,165	(66,742)
Accounts receivable from related parties	25,969	(27,465)
Accounts payable to related parties	48,724	41,652
Accounts payable, accrued expenses and other current and non-current liabilities	161,979	(7,651)
Income tax payable	(31,846)	1,818

Net cash provided by (used in) operating activities	832,450	561,607

Investing Activities:
Purchases of property, plant and equipment	(417,751)	(419,259)
Proceeds from sale of property, plant and equipment	6,314	4,291
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(100,591)	(434,697)
Proceeds from divestitures	34,432	3,310

Net cash provided by (used in) investing activities	(477,596)	(846,355)

Financing Activities:
Proceeds from short-term borrowings	112,825	137,213
Repayments of short-term borrowings	(128,635)	(50,583)
Proceeds from short-term borrowings from related parties	53,001	158,407
Repayments of short-term borrowings from related parties	-	(56,758)
Proceeds from long-term debt and capital lease obligations	4,191	786,242
Repayments of long-term debt and capital lease obligations	(138,625)	(450,277)
Increase (decrease) of accounts receivable securitization program	14,250	72,000
Proceeds from exercise of stock options	53,762	40,753
Dividends paid	(263,244)	(317,903)
Distributions to noncontrolling interests	(123,754)	(97,047)
Contributions from noncontrolling interests	22,453	25,323

Net cash provided by (used in) financing activities	(393,776)	247,370

Effect of exchange rate changes on cash and cash equivalents	(12,774)	(861)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(51,696)	(38,239)
Cash and cash equivalents at beginning of period	633,855	682,777

Cash and cash equivalents at end of period	$582,159	$644,538

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders´ Equity
For the six months ended June 30, 2015 (unaudited) and
year ended December 31, 2014 (audited)
(in thousands, except share data)

	Ordinary Shares		Treasury Stock				Accumulated Other comprehensive income (loss)	Total FMC-AG & Co. KGaA shareholders' equity
									Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2013	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020
Proceeds from exercise of options and related tax effects	2,108,521	2,804	-	-	99,182	-	-	101,986	-	101,986
Compensation expense related to stock options	-	-	-	-	8,507	-	-	8,507	-	8,507
Dividends paid	-	-	-	-	-	(317,903)	-	(317,903)	-	(317,903)
Purchase/ sale of noncontrolling interests	-	-	-	-	(2,184)	-	-	(2,184)	327,220	325,036
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(71,054)	(71,054)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(89,767)	-	-	(89,767)	-	(89,767)
Net income	-	-	-	-	-	1,045,266	-	1,045,266	80,949	1,126,215
Other comprehensive income (loss)	-	-	-	-	-	-	(537,156)	(537,156)	(2,513)	(539,669)

Comprehensive income	-	-	-	-	-	-	-	508,110	78,436	586,546

Balance at December 31, 2014	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371

Proceeds from exercise of options and related tax effects	1,048,650	1,166	-	-	50,030	-	-	51,196	-	51,196
Compensation expense related to stock options	-	-	-	-	593	-	-	593	-	593
Dividends paid	-	-	-	-	-	(263,244)	-	(263,244)	-	(263,244)
Purchase/ sale of noncontrolling interests	-	-	-	-	1,694	-	-	1,694	(5,934)	(4,240)
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(28,976)	(28,976)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(36,478)	-	-	(36,478)	-	(36,478)
Net income	-	-	-	-	-	450,316	-	450,316	60,699	511,015
Other comprehensive income (loss)	-	-	-	-	-	-	(74,941)	(74,941)	(925)	(75,866)

Comprehensive income	-	-	-	-	-	-	-	375,375	59,774	435,149

Balance at June 30, 2015	312,152,901	$386,381	(7,548,951)	$(505,014)	$3,561,914	$7,291,852	$(1,162,684)	$9,572,449	$609,922	$10,182,371

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company. The Company provides dialysis care services related to the dialysis treatment a patient with end-stage renal disease ("ESRD") receives, as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent the Company's health care services. In addition, the Company also provides dialysis products for the treatment of ESRD, including products manufactured and distributed by the Company such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products in addition to sales of dialysis products to other dialysis service providers.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see Note 14 "Segment and Corporate Information."

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

       The consolidated financial statements at June 30, 2015 and for the three and six months ended June 30, 2015 and 2014 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2014 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2014, contained in the Company's 2014 Annual Report on Form 20-F.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of the results of operations for the year ending December 31, 2015.

2.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 31.0% of the Company's outstanding shares at June 30, 2015. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service Agreements, Lease Agreements and Products

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. Under these agreements, the Company also performs clinical studies and marketing and distribution services for certain of its equity method investees.

       The Company is party to real estate operating lease agreements with the Fresenius SE Companies, which include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and contain renewal options.

       In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

       The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

business was sold to Kabi USA in the amount of $9,327 for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

       Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the six months ended June 30, 2015		For the six months ended June 30, 2014		June 30, 2015		December 31, 2014
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	97	10,388	184	11,757	236	2,758	106	3,134
Fresenius SE affiliates	3,784	37,869	4,346	28,025	1,025	2,001	1,396	2,462
Equity method investees	8,021	-	9,782	-	4,152	-	4,265	-

Total	$11,902	$48,257	$14,312	$39,782	$5,413	$4,759	$5,767	$5,596

Lease Agreements
Fresenius SE	-	4,741	-	5,299	-	-	-	-
Fresenius SE affiliates	-	7,320	-	8,957	-	-	-	-

Total	$-	$12,061	$-	$14,256	$-	$-	$-	$-

Products
Fresenius SE	4	-	-	-	-	-	-	-
Fresenius SE affiliates	13,247	18,706	24,710	20,378	8,966	4,200	18,352	4,132
Equity method investees	-	54,259	-	5,040	-	49,659	-	270

Total	$13,251	$72,965	$24,710	$25,418	$8,966	$53,859	$18,352	$4,402

b)   Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of June 30, 2015 and December 31, 2014, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $115,759 and $146,144, respectively. As of June 30, 2015 and December 31, 2014, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $119,931 and $103,386, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

       On August 19, 2009, the Company borrowed €1,500 ($1,678 at June 30, 2015 and $1,821 at December 31, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2015 with an interest rate of 1.849%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,678 at June 30, 2015 and $1,821 at December 31, 2014) from the General Partner at 1.875%. This loan is due on November 27, 2015 with an interest rate of 1.506%.

       On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At June 30, 2015 and December 31, 2014, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300 ($9,287 at June 30, 2015 and $10,077 at December 31, 2014), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each have a coupon rate of 5.25% with interest payable semiannually.

       At June 30, 2015 and December 31, 2014, the Company borrowed from Fresenius SE €48,900 and €1,400 ($54,715 at June 30, 2015 and $1,700 at December 31, 2014) on an unsecured basis at an interest rate of 1.111% and 1.188%, respectively. Subsequent to June 30, 2015, the Company received additional advances from Fresenius SE increasing the amount borrowed to €83,900 ($91,468 as of July 22, 2015) and is due on July 31, 2015. For further information on this loan agreement, see Note 5. "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties."

c)    Key Management Personnel

       Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition members of the Management Board and the Supervisory Board as key management personnel, as well as their close relatives, are considered related parties.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $7,519 and $12,491, respectively, for its management services during the six months ended June 30, 2015 and 2014. As of June 30, 2015 and December 31, 2014, the Company had accounts receivable from the General Partner in the amount of $1,727 and $462, respectively. As of June 30, 2015 and December 31, 2014, the Company had accounts payables to the General Partner in the amount of $264 and $27,347, respectively.

3.    Inventories

       At June 30, 2015 and December 31, 2014, inventories consisted of the following:

	June 30, 2015	December 31, 2014
Finished goods	$703,429	$677,110
Health care supplies	235,371	170,614
Raw materials and purchased components	202,657	197,920
Work in process	66,510	69,910

Inventories	$1,207,967	$1,115,554

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

4.    Other Assets and Notes Receivables

       On August 12, 2013, FMCH made an investment-type transaction by providing a credit facility to a middle-market dialysis provider in the amount of up to $200,000 to fund general corporate purposes. The transaction is in the form of subordinated notes with a maturity date of July 4, 2020 (unless prepaid) and a payment-in-kind ("PIK") feature that will allow interest payments in the form of cash (at 10.75%) or PIK (at 11.75%). The PIK feature, if used, allows for the addition of the accrued interest to the then outstanding principal. The collateral for this loan is 100% of the equity interest in this middle-market dialysis provider. The availability period for drawdowns on this loan was 18 months and ended on February 12, 2015. The Company assesses the recoverability of this investment based on quarterly financial statements and other information obtained, used for an assessment of profitability and business plan objectives, as well as by analyzing general economic and market conditions in which the provider operates. On April 30, 2014, the Payee exercised the PIK feature and converted $10,137 of accrued interest then due to outstanding principal. Consequently, at June 30, 2015, $180,137 is effectively drawn down ($180,137 at December 31, 2014) with $3,369 of interest income accrued ($3,369 at December 31, 2014). Interest is payable on a semi-annual basis.

5.    Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

       At June 30, 2015 and December 31, 2014, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	June 30, 2015	December 31, 2014
Borrowings under lines of credit	$115,718	$132,495
Other financial liabilities	407	198

Short-term borrowings and other financial liabilities	116,125	132,693
Short-term borrowings from related parties (see Note 2.b, excluding interest)	58,071	5,357

Short-term borrowings, other financial liabilities and short-term borrowings from related parties	$174,196	$138,050

       The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At June 30, 2015, cash and short-term borrowings in the amount of $22,903 were offset under this cash management system.

Short-term Borrowings from related parties

       The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

and reborrowed. On June 30, 2015, the Company received an advance of €48,900 ($54,715) at an interest rate of 1.111%. Subsequent to June 30, 2015, the Company received additional advances from Fresenius SE increasing the amount borrowed to €83,900 ($91,468 as of July 22, 2015) and is due on July 31, 2015. For further information on short-term borrowings from related parties outstanding at June 30, 2015, see Note 2 b).

6.    Long-term Debt and Capital Lease Obligations

       At June 30, 2015 and December 31, 2014, long-term debt and capital lease obligations consisted of the following:

	June 30, 2015	December 31, 2014
Amended 2012 Credit Agreement	$2,773,138	$2,900,222
Senior Notes	5,393,414	5,514,947
Equity-neutral convertible bonds	419,319	451,653
Accounts receivable facility	356,000	341,750
Capital lease obligations	40,190	40,991
Other	113,340	144,321

Long-term debt and capital lease obligations	$9,095,401	$9,393,884
Less current portion	(297,616)	(313,607)

Long-term debt and capital lease obligations, less current portion	$8,797,785	$9,080,277

Amended 2012 Credit Agreement

       The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at June 30, 2015 and at December 31, 2014:

	Maximum Amount Available June 30, 2015		Balance Outstanding June 30, 2015
Revolving Credit USD	$1,000,000	$1,000,000	$50,895	$50,895
Revolving Credit EUR	€400,000	$447,560	€-	$-
USD Term Loan	$2,400,000	$2,400,000	$2,400,000	$2,400,000
EUR Term Loan	€288,000	$322,243	€288,000	$322,243

		$4,169,803		$2,773,138

	Maximum Amount Available December 31, 2014		Balance Outstanding December 31, 2014
Revolving Credit USD	$1,000,000	$1,000,000	$35,992	$35,992
Revolving Credit EUR	€400,000	$485,640	€-	$-
USD Term Loan	$2,500,000	$2,500,000	$2,500,000	$2,500,000
EUR Term Loan	€300,000	$364,230	€300,000	$364,230

		$4,349,870		$2,900,222

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At June 30, 2015 and December 31, 2014, the Company had letters of credit outstanding in the amount of $6,893 under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the applicable revolving credit facility.

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the accounts receivable facility at June 30, 2015 and at December 31, 2014:

	Maximum Amount Available(1)		Balance Outstanding
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Accounts Receivable Facility	$800,000	$800,000	$356,000	$341,750

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.

       The Company also had letters of credit outstanding under the accounts receivable facility in the amount of $66,622 as of June 30, 2015 and December 31, 2014. These letters of credit are not included above as part of the balance outstanding at June 30, 2015 and December 31, 2014; however, they reduce available borrowings under the accounts receivable facility.

7.    Earnings Per Share

       The following table contains reconciliations of the numerator and denominators of the basic and diluted earnings per share computations for the three and six months ended June 30, 2015 and 2014:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$240,768	$233,642	$450,316	$439,104
Denominators:
Weighted average number of Ordinary shares outstanding	304,172,400	301,781,895	303,929,089	301,637,274
Potentially dilutive Ordinary shares	1,155,218	615,485	1,052,769	673,158

Total weighted average Ordinary shares outstanding assuming dilution	305,327,618	302,397,380	304,981,858	302,310,432
Basic earnings per share	$0.79	$0.77	$1.48	$1.46
Fully diluted earnings per share	$0.79	$0.77	$1.48	$1.45

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

8.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

       The following table provides the calculations of net periodic benefit cost for the three and six months ended June 30, 2015 and 2014, respectively.

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Components of net periodic benefit cost:
Service cost	$6,149	$4,743	$12,521	$9,482
Interest cost	6,972	7,408	13,915	14,812
Expected return on plan assets	(4,104)	(3,925)	(8,202)	(7,850)
Amortization of unrealized losses	8,106	4,355	17,335	8,709

Net periodic benefit costs	$17,123	$12,581	$35,569	$25,153

9.    Noncontrolling Interests Subject to Put Provisions

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

       At June 30, 2015 and December 31, 2014, the Company's potential obligations under these put options were $860,471 and $824,658. At June 30, 2015 and December 31, 2014, put options with an aggregate purchase obligation of $140,879 and $123,846, respectively, were exercisable. One put option was exercised for a total consideration of $474 during the first six months of 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The following is a roll forward of noncontrolling interests subject to put provisions for the six months ended June 30, 2015 and the year ended December 31, 2014:

	June 30, 2015	December 31, 2014
Beginning balance as of January 1,	$824,658	$648,251
Contributions to noncontrolling interests	(87,515)	(142,696)
Purchase/ sale of noncontrolling interests	20,696	83,252
Contributions from noncontrolling interests	5,267	16,064
Changes in fair value of noncontrolling interests	36,478	89,767
Net income	63,049	133,593
Other comprehensive income (loss)	(2,162)	(3,573)

Ending balance as of June 30, 2015 and December 31, 2014	$860,471	$824,658

10.    Sources of Revenue

       Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to U.S. patient service revenue. Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's Health Care revenue, for the six months ended June 30, 2015 and 2014.

	2015	2014
Medicare program	$2,468,783	$2,208,586
Private/alternative payors	2,336,037	2,013,357
Medicaid and other government sources	264,900	202,892
Hospitals	439,038	220,201

Total patient service revenue	$5,508,758	$4,645,036

11.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed and anticipated to be filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts subsequently established a similar consolidated litigation for such cases filed in Massachusetts county courts, styled In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in several state courts outside Massachusetts, in some of which the judicial authorities have established consolidated proceedings for their disposition. The attorneys general of Louisiana and Mississippi have also filed complaints under their state deceptive practice statutes and in their state courts based on allegations similar to those advanced in the personal injury litigation. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

       On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a subpoena seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the subpoena, and will vigorously contest the relator's complaint.

       Subpoenas or search warrants have been issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC ("AAC"), which the Company acquired in October 2011, and to the Company's subsidiary, Fresenius Vascular Care, Inc., which now operates former AAC centers as well as its own original facilities. Subpoenas have also been issued to certain of the Company's outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company is cooperating fully in these investigations. Communications with the investigating United States Attorney Offices indicate that the inquiry encompasses invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. The AAC acquisition agreement contains customary indemnification obligations with respect to breaches of representations, warranties or covenants and certain other specified

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

matters. As of October 18, 2013, a group of the prior owners of AAC exercised their right pursuant to the terms of the acquisition agreement to assume responsibility for responding to certain of the subpoenas. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for certain liabilities that might arise from those subpoenas. On June 29, 2015, the United States District Court for the Southern District of Florida overruled a whistleblower's objections and approved a settlement agreed with the United States Attorney under which the Company has paid $1,200 in exchange for a release of claims arising in that District. The Company and the United States have agreed in principle to a settlement, on a similar basis, encompassing claims arising in the Connecticut and Rhode Island Districts, under which the Company would pay approximately $6,700 in exchange for a release of claims arising in those Districts. Both settlements implicate only actions and events occurring prior to the Company's acquisition of AAC.

       The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

       Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

       The Company's independent counsel, in conjunction with the Company's Compliance Department, has reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

       In December 2012, FMCH received a subpoena from the United States Attorney for the District of Massachusetts requesting production of a broad range of documents related to two products manufactured by FMCH, electron-beam sterilization of dialyzers and the Liberty peritoneal dialysis cycler. FMCH has cooperated fully in the government's investigation. In December 2014, FMCH was advised that the government's investigation was precipitated by a whistleblower, who first filed a complaint under seal in June 2013. In September 2014, the government declined to intervene in the whistleblower's actions. On March 31, 2015, the relator served his complaint styled Reihanifam v. Fresenius USA, Inc,, 2013 Civ. 11486 (D. Mass.). On May 14, 2015, the Court dismissed without prejudice the relator's False Claims Act allegations after receiving the United States' confirmation that it would not intervene as to those allegations. The Court has allowed the relator to pursue allegations of wrongful termination from employment, and the Company has moved to dismiss those allegations.

       In January 2013 and April 2015, respectively, FMCH received subpoenas from the United States Attorney for the Western District of Louisiana and the Attorney General for the Commonwealth of Massachusetts requesting discovery responses relating to the Granuflo® and Naturalyte® acid concentrate

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

products that are also the subject of personal injury litigation described above. FMCH has cooperated fully in the government's investigations.

       In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

       In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act styled Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit) alleging that Xerox State Healthcare, LLC, M Group Consulting LLC and certain Liberty Healthcare subsidiaries of FMCH conspired to over bill Hawaii Medicaid for Liberty's Epogen administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. The complaint alleges that Xerox State Healthcare LLC which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during 2006-2010, provided incorrect and unauthorized billing guidance to Liberty and its consultant, M Group Consulting LLC, which Liberty relied on for purposes of its Epogen billing to the Hawaii Medicaid program. The complaint seeks civil damages authorized under the Hawaii False Claims Act. FMCH will vigorously contest the complaint.

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

       The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       Other than those contingent liabilities mentioned above, the amount of the Company's other known contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

12.    Financial Instruments

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at June 30, 2015 and December 31, 2014.

		June 30, 2015		December 31, 2014
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$582,159	582,159	$633,855	633,855
Accounts receivable(1)(2)	2	3,428,600	3,428,600	3,431,672	3,431,672
Available for sale financial assets	1	181,701	181,701	171,917	171,917
Notes Receivables	3	181,027	185,990	180,250	180,308
Liabilities
Accounts payable(1)	2	715,422	715,422	713,915	713,915
Short-term borrowings(1)	2	174,196	174,196	138,050	138,050
Long-term debt, excluding Amended 2012 Credit Agreement, Senior Notes and Convertible Bonds	2	509,530	509,530	527,062	527,062
Amended 2012 Credit Agreement	2	2,773,138	2,771,638	2,900,222	2,900,222
Senior Notes	2	5,393,414	5,815,547	5,514,947	5,992,859
Convertible Bonds	2	419,319	538,303	451,653	531,193
Noncontrolling interests subject to put provisions	3	860,471	860,471	824,658	824,658

(1) Also includes amounts from related parties.

(2) Includes long-term accounts receivable, which are included in "Other assets and notes receivables" in the Consolidated Balance Sheets.

       The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions or in the case of long-term debt, in the captions shown in Note 6.

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

       The valuation of notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value. See Note 4 for further information on the long-term notes receivable.

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 9 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

       At June 30, 2015 and December 31, 2014, the Company had $24,010 and $26,820 of derivative financial assets subject to netting arrangements and $46,130 and $52,380, respectively, of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $14,870 and $13,856 as well as net liabilities of $36,990 and $39,416 at June 30, 2015 and December 31, 2014, respectively.

       In connection with the issuance of the equity-neutral convertible bonds in September 2014, the Company purchased Share Options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the Share Options.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At June 30, 2015 and December 31, 2014, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $180,921 and $401,555 at June 30, 2015 and December 31, 2014, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,563,322 and $1,568,928 at June 30, 2015 and December 31, 2014, respectively.

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.69%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       At June 30, 2015 and December 31, 2014, the notional amount of the euro-denominated interest rate swaps in place was €388,000 and €394,000 ($434,133 and $478,355 at June 30, 2015 and December 31, 2014, respectively).

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the pre-hedges. At June 30, 2015 and December 31, 2014, the Company had $69,748 and $85,675, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at June 30, 2015 and December 31, 2014.

	June 30, 2015		December 31, 2014
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	1,095	(18,809)	2,659	(24,509)
Non-current
Foreign exchange contracts	—	—	—	(77)
Interest rate contracts	—	(2,666)	—	(4,779)

Total	$1,095	$(21,475)	$2,659	$(29,365)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	23,473	(30,216)	25,582	(29,295)
Non-current
Foreign exchange contracts	—	—	—	(137)
Derivatives embedded in the Convertible Bonds	—	(109,867)	—	(65,767)
Share Options to secure the Convertible Bonds	109,867	—	65,767	—

Total	$133,340	$(140,083)	$91,349	$(95,199)

(1)    At June 30, 2015 and December 31, 2014, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)    Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

applicable currency. The fair value of the embedded derivative of the convertible bonds is calculated using the difference between the market value of the convertible bond and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

       The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the six months ended June 30,
	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the six months ended June 30,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2015	2014		2015	2014
Interest rate contracts	$10,190	$1,279	Interest income/expense	$14,255	$14,680
Foreign exchange contracts	(9,075)	(4,224)	Costs of Revenue	12,568	2,295

	$1,115	$(2,945)		$26,823	$16,975

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the six months ended June 30,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2015	2014
Foreign exchange contracts	Selling, general and administrative expense	$(20,965)	$5,410
Foreign exchange contracts	Interest income/expense	5,625	4,219

		$(15,340)	$9,629

       For foreign exchange derivatives, the Company expects to recognize $6,761 of losses deferred in AOCI at June 30, 2015, in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $21,418 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing between 2016 and 2019 at June 30, 2015.

       At June 30, 2015, the Company had foreign exchange derivatives with maturities of up to 12 months and interest rate swaps with maturities of up to 52 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

13.    Other Comprehensive Income (Loss)

       Changes in AOCI, net of tax, by component for the six months ended June 30, 2015 and 2014 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)
Other comprehensive income (loss) before reclassifications	(2,057)	—	(9,535)	(11,592)	249	(11,343)
Amounts reclassified from AOCI	12,146	5,489	—	17,635	—	17,635

Other comprehensive income (loss) after reclassifications	10,089	5,489	(9,535)	6,043	249	6,292

Balance at June 30, 2014	$(111,767)	$(136,498)	$(296,279)	$(544,544)	$1,074	$(543,470)

Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)

Other comprehensive income (loss) before reclassifications	183	—	(105,548)	(105,365)	(3,087)	(108,452)
Amounts reclassified from AOCI	19,528	10,896	—	30,424	—	30,424

Other comprehensive income (loss) after reclassifications	19,711	10,896	(105,548)	(74,941)	(3,087)	(78,028)

Balance at June 30, 2015	$(83,566)	$(271,123)	$(807,995)	$(1,162,684)	$(8,348)	$(1,171,032)

       Reclassifications out of AOCI for the six months ended June 30, 2015 and 2014 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income		Location of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components
	2015	2014
(Gain) Loss related to cash flow hedges
Interest rate contracts	$14,255	$14,680	Interest income/expense
Foreign exchange contracts	12,568	2,295	Costs of Revenue

	26,823	16,975	Total before tax

	(7,295)	(4,829)	Tax expense or benefit

	$19,528	$12,146	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	17,335	8,709	(1)

	17,335	8,709	Total before tax

	(6,439)	(3,220)	Tax expense or benefit

	$10,896	$5,489	Net of tax

Total reclassifications for the period	$30,424	$17,635	Net of tax

(1)  Included in the computation of net periodic pension cost (see Note 8 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Segment and Corporate Information

       In 2015, the Company increased its operating segments from three to four segments to align with the way in which it is currently managed. The operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015.

       Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarter overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segment and Corporate activities for the three- and six-months ended June 30, 2015 and 2014 is set forth below.

	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended June 30, 2015
Net revenue external customers	$2,945,584	$667,657	$376,099	$202,693	$4,192,033	$6,703	$4,198,736
Inter - segment revenue	1,536	-	18	145	1,699	(1,699)	-

Revenue	2,947,120	667,657	376,117	202,838	4,193,732	5,004	4,198,736

Operating income	428,233	134,242	67,034	15,711	645,220	(98,257)	546,963

Depreciation and amortization	(100,879)	(28,816)	(11,604)	(4,236)	(145,535)	(35,424)	(180,959)

Income (loss) from equity method investees	4,005	1,818	834	140	6,797	-	6,797
Capital expenditures, acquisitions and investments	166,171	41,434	11,006	5,442	224,053	71,197	295,250
Three months ended June 30, 2014(1)
Net revenue external customers	$2,520,988	$789,639	$308,517	$198,464	$3,817,608	$17,194	$3,834,802
Inter - segment revenue	2,269	-	-	-	2,269	(2,269)	-

Revenue	2,523,257	789,639	308,517	198,464	3,819,877	14,925	3,834,802

Operating income	400,714	168,296	55,040	19,673	643,723	(87,450)	556,273

Depreciation and amortization	(87,173)	(33,046)	(8,581)	(4,685)	(133,485)	(35,474)	(168,959)

Income (loss) from equity method investees	3,818	1,784	8	359	5,969	-	5,969
Capital expenditures, acquisitions and investments	283,350	79,977	84,776	15,981	464,084	53,084	517,168
Six months ended June 30, 2015
Net revenue external customers	$5,717,063	$1,296,663	$729,137	$400,572	$8,143,435	$15,228	$8,158,663
Inter - segment revenue	2,826	-	18	244	3,088	(3,088)	-

Revenue	5,719,889	1,296,663	729,155	400,816	8,146,523	12,140	8,158,663

Operating Income	768,317	275,498	151,546	33,568	1,228,929	(177,566)	1,051,363

Depreciation and amortization	(198,069)	(57,142)	(22,435)	(9,049)	(286,695)	(70,118)	(356,813)

Income (loss) from equity method investees	8,511	2,881	1,196	413	13,001	-	13,001
Total assets	17,029,303	3,477,185	1,799,246	708,619	23,014,353	2,395,868	25,410,221
thereof investments in equity method investees	280,427	221,172	111,052	25,633	638,284	-	638,284
Capital expenditures, acquisitions and investments(2),(3)	287,403	72,184	23,935	10,901	394,423	123,919	518,342
Six months ended June 30, 2014(1)
Net revenue external customers	$4,913,894	$1,521,981	$551,297	$384,239	$7,371,411	$26,983	$7,398,394
Inter - segment revenue	3,549	-	-	-	3,549	(3,549)	-

Revenue	4,917,443	1,521,981	551,297	384,239	7,374,960	23,434	7,398,394

Operating Income	736,276	296,096	89,131	38,228	1,159,731	(158,563)	1,001,168

Depreciation and amortization	(174,822)	(65,828)	(16,106)	(9,399)	(266,155)	(69,971)	(336,126)

Income (loss) from equity method investees	14,368	2,949	547	627	18,491	-	18,491
Total assets	15,060,591	4,176,267	1,853,974	731,036	21,821,868	2,323,389	24,145,257
thereof investments in equity method investees	306,313	297,613	133,990	-	737,916	-	737,916
Capital expenditures, acquisitions and investments(4)	488,249	122,047	96,866	26,458	733,620	120,336	853,956

(1) Prior year information was adjusted to conform to the current year´s presentation due to the disaggregation of the International Segment disclosed previously into the EMEA Segment, Asia-Pacific Segment and Latin America Segment.

(2) EMEA, Asia-Pacific and Latin America acquisitions exclude $16,105, $36,443 and $250, respectively, of non-cash acquisitions for 2015.

(3) Business combinations during the last twelve months decreased the Company´s Net Income (Net Income attributable to the shareholders of FMC-AG & Co. KGaA) by $7,250 including the costs of the acquisitions.

(4) EMEA, Asia-Pacific and Latin America acquisitions exclude $3,209, $162,203 and $2,493, respectively, of non-cash acquisitions for 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

15.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

	For the six months ended June 30,
	2015	2014
Supplementary cash flow information:
Cash paid for interest	$172,946	$189,038

Cash paid for income taxes(1)	$235,696	$304,785

Cash inflow for income taxes from stock option exercises(2)	$11,783	$3,153

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(138,683)	$(523,912)
Liabilities assumed	11,680	241,132
Noncontrolling interest subject to put provisions	15,680	3,110
Noncontrolling interest	(6,353)	6,191
Non-cash consideration	50,404	9,156

Cash paid	(67,272)	(264,323)
Less cash acquired	2,968	84,694

Net cash paid for acquisitions	(64,304)	(179,629)
Cash paid for investments	(14,450)	(249,156)
Cash paid for intangible assets	(21,837)	(5,912)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(100,591)	$(434,697)

(1) Net of tax refund.

(2) Thereof the excess tax benefit allocated to additional paid-in capital for the six months ended June 30, 2015 and 2014 was $9,188 and $1,420, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

16.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and D-GmbH, together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis at June 30, 2015 and December 31, 2014 and for the six-month periods ended June 30, 2015 and 2014. The following combining financial information for the Company is at June 30, 2015 and December 31, 2014 and for the six-month periods ended June 30, 2015 and 2014, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the six months ended June 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$935,736	$-	$8,734,044	$(1,511,117)	$8,158,663
Cost of revenue	-	-	600,347	-	6,584,622	(1,507,623)	5,677,346

Gross profit	-	-	335,389	-	2,149,422	(3,494)	2,481,317

Operating expenses (income):
Selling, general and administrative(1)	-	90,095	97,153	156,023	1,013,425	7,837	1,364,533
Research and development	-	-	34,288	-	31,133	-	65,421

Operating (loss) income	-	(90,095)	203,948	(156,023)	1,104,864	(11,331)	1,051,363

Other (income) expense:
Interest, net	(3,484)	102,144	(2,863)	114,512	(6,243)	-	204,066
Other, net	-	(648,226)	137,652	(350,006)	-	860,580	-

Income (loss) before income taxes	3,484	455,987	69,159	79,471	1,111,107	(871,911)	847,297
Income tax expense (benefit)	1,264	5,671	61,589	(106,726)	417,576	(106,141)	273,233

Net Income (loss)	2,220	450,316	7,570	186,197	693,531	(765,770)	574,064
Net Income attributable to noncontrolling interests	-	-	-	-	123,748	-	123,748

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$2,220	$450,316	$7,570	$186,197	$569,783	$(765,770)	$450,316

(1) Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the six months ended June 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,092,279	$-	$8,085,343	$(1,779,228)	$7,398,394
Cost of revenue	-	-	691,930	-	6,160,749	(1,747,835)	5,104,844

Gross profit	-	-	400,349	-	1,924,594	(31,393)	2,293,550

Operating expenses (income):
Selling, general and administrative(1)	-	83,548	84,853	(24,234)	1,074,154	13,332	1,231,653
Research and development	-	-	38,761	-	21,968	-	60,729

Operating (loss) income	-	(83,548)	276,735	24,234	828,472	(44,725)	1,001,168

Other (income) expense:
Interest, net	(3,461)	122,940	(2,928)	90,665	(12,549)	-	194,667
Other, net	-	(671,761)	202,485	(374,253)	-	843,529	-

Income (loss) before income taxes	3,461	465,273	77,178	307,822	841,021	(888,254)	806,501
Income tax expense (benefit)	1,273	26,169	74,033	(26,207)	345,468	(142,161)	278,575

Net Income (loss)	2,188	439,104	3,145	334,029	495,553	(746,093)	527,926
Net Income attributable to noncontrolling interests	-	-	-	-	-	88,822	88,822

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$2,188	$439,104	$3,145	$334,029	$495,553	$(834,915)	$439,104

(1) Selling, general and administrative is presented net of income from equity method investees.

	For the six months ended June 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$2,220	$450,316	$7,570	$186,197	$693,531	$(765,770)	$574,064

Gain (loss) related to cash flow hedges	-	24,545	-	-	3,393	-	27,938
Actuarial gain (loss) on defined benefit pension plans	-	198	3,578	13,200	359	-	17,335
Gain (loss) related to foreign currency translation	-	(108,932)	(48,175)	-	4,752	43,720	(108,635)
Income tax (expense) benefit related to components of other comprehensive income	-	(7,121)	(1,060)	(5,208)	(1,277)	-	(14,666)

Other comprehensive income (loss), net of tax	-	(91,310)	(45,657)	7,992	7,227	43,720	(78,028)

Total comprehensive income	$2,220	$359,006	$(38,087)	$194,189	$700,758	$(722,050)	$496,036
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	120,661	120,661

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$2,220	$359,006	$(38,087)	$194,189	$700,758	$(842,711)	$375,375

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the six months ended June 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$2,188	$439,104	$3,145	$334,029	$495,553	$(746,093)	$527,926

Gain (loss) related to cash flow hedges	-	16,076	-	-	(2,046)	-	14,030
Actuarial gain (loss) on defined benefit pension plans	-	99	1,894	6,524	192	-	8,709
Gain (loss) related to foreign currency translation	-	36,765	(7,260)	-	(38,509)	(282)	(9,286)
Income tax (expense) benefit related to components of other comprehensive income	-	(4,646)	(553)	(2,574)	612	-	(7,161)

Other comprehensive income (loss), net of tax	-	48,294	(5,919)	3,950	(39,751)	(282)	6,292

Total comprehensive income	$2,188	$487,398	$(2,774)	$337,979	$455,802	$(746,375)	$534,218
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	89,071	89,071

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$2,188	$487,398	$(2,774)	$337,979	$455,802	$(835,446)	$445,147

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At June 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$59	$7,107	$5,997	$-	$575,783	$(6,787)	$582,159
Trade accounts receivable, less allowance for doubtful accounts	-	-	162,002	-	3,102,507	1,019	3,265,528
Accounts receivable from related parties	1,266,656	871,545	820,137	2,506,008	3,512,834	(8,845,315)	131,865
Inventories	-	-	219,948	-	1,145,547	(157,528)	1,207,967
Prepaid expenses and other current assets	-	60,647	57,023	117	1,138,118	35,147	1,291,052
Deferred taxes	-	-	-	-	264,026	(40,378)	223,648

Total current assets	1,266,715	939,299	1,265,107	2,506,125	9,738,815	(9,013,842)	6,702,219
Property, plant and equipment, net	-	548	252,771	-	3,173,987	(110,094)	3,317,212
Intangible assets	-	1,305	61,245	-	800,630	(92)	863,088
Goodwill	-	-	50,975	-	13,026,360	-	13,077,335
Deferred taxes	-	85,132	35,404	-	124,644	(109,642)	135,538
Other assets and notes receivables(1)	-	13,690,437	44,745	13,593,414	6,810,684	(32,824,451)	1,314,829

Total assets	$1,266,715	$14,716,721	$1,710,247	$16,099,539	$33,675,120	$(42,058,121)	$25,410,221

Current liabilities:
Accounts payable	$-	$1,829	$30,350	$-	$504,430	$-	$536,609
Accounts payable to related parties	-	1,430,722	599,106	1,666,103	5,540,271	(9,057,389)	178,813
Accrued expenses and other current liabilities	29,771	82,893	149,678	14,824	2,070,079	(21,027)	2,326,218
Short-term borrowings	-	-	-	-	123,209	(7,084)	116,125
Short-term borrowings from related parties	-	-	-	-	58,071	-	58,071
Current portion of long-term debt and capital lease obligations	-	40,823	-	200,000	56,793	-	297,616
Income tax payable	-	5,204	-	-	50,197	9,824	65,225
Deferred taxes	-	1,319	9,954	-	66,220	(41,091)	36,402

Total current liabilities	29,771	1,562,790	789,088	1,880,927	8,469,270	(9,116,767)	3,615,079
Long term debt and capital lease obligations, less current portion	1,160,069	771,477	-	2,250,895	7,524,451	(2,909,107)	8,797,785
Long term borrowings from related parties	-	2,671,437	-	2,717,615	59,930	(5,448,982)	-
Other liabilities	-	112,851	1,145	424,700	(112,668)	35,133	461,161
Pension liabilities	-	15,547	308,803	-	291,670	6,230	622,250
Income tax payable	681	10,170	-	-	28,902	116,515	156,268
Deferred taxes	-	-	-	-	744,609	(29,773)	714,836

Total liabilities	1,190,521	5,144,272	1,099,036	7,274,137	17,006,164	(17,346,751)	14,367,379
Noncontrolling interests subject to put provisions	-	-	0	-	860,471	-	860,471
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	76,194	9,572,449	611,211	8,590,261	15,433,704	(24,711,370)	9,572,449
Noncontrolling interests not subject to put provisions	-	-	-	-	609,922	-	609,922

Total equity	76,194	9,572,449	611,211	8,590,261	16,043,626	(24,711,370)	10,182,371

Total liabilities and equity	$1,266,715	$14,716,721	$1,710,247	$16,099,539	$33,675,120	$(42,058,121)	$25,410,221

(1) Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$117	$5,722	$-	$628,015	$-	$633,855
Trade accounts receivable, less allowance for doubtful accounts	-	-	165,090	-	3,037,010	1,555	3,203,655
Accounts receivable from related parties	1,266,916	5,558,131	840,302	2,570,654	3,544,817	(13,587,595)	193,225
Inventories	-	-	231,127	-	1,038,591	(154,164)	1,115,554
Prepaid expenses and other current assets	-	76,846	43,387	183	1,182,301	30,350	1,333,067
Deferred taxes	-	-	-	-	290,064	(44,710)	245,354

Total current assets	1,266,917	5,635,094	1,285,628	2,570,837	9,720,798	(13,754,564)	6,724,710
Property, plant and equipment, net	-	566	260,662	-	3,147,750	(118,798)	3,290,180
Intangible assets	-	945	64,679	-	799,958	3,829	869,411
Goodwill	-	-	55,312	-	13,026,868	-	13,082,180
Deferred taxes	-	81,555	38,291	-	129,927	(108,721)	141,052
Other assets and notes receivables(1)	-	9,154,819	45,297	13,267,706	6,662,384	(27,790,638)	1,339,568

Total assets	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

Current liabilities:
Accounts payable	$-	$1,844	$34,798	$-	$536,542	$-	$573,184
Accounts payable to related parties	-	1,452,812	587,677	1,662,032	10,232,251	(13,794,041)	140,731
Accrued expenses and other current liabilities	29,771	61,367	141,392	9,240	1,982,051	(26,576)	2,197,245
Short-term borrowings	-	1	-	-	132,692	-	132,693
Short-term borrowings from related parties	-	-	-	-	5,357	-	5,357
Current portion of long-term debt and capital lease obligations	-	55,391	-	200,000	58,216	-	313,607
Income tax payable	-	13,663	-	-	66,024	-	79,687
Deferred taxes	-	1,573	7,992	-	47,555	(22,333)	34,787

Total current liabilities	29,771	1,586,651	771,859	1,871,272	13,060,688	(13,842,950)	3,477,291
Long term debt and capital lease obligations, less current portion	1,162,534	855,029	-	2,335,992	7,783,062	(3,056,340)	9,080,277
Long term borrowings from related parties	-	2,891,256	-	2,833,854	72,505	(5,797,615)	-
Other liabilities	-	70,823	1,615	170,149	147,015	22,374	411,976
Pension liabilities	-	14,872	324,156	-	296,531	6,759	642,318
Income tax payable	637	11,035	-	-	48,370	117,559	177,601
Deferred taxes	-	-	-	-	831,050	(26,441)	804,609

Total liabilities	1,192,942	5,429,666	1,097,630	7,211,267	22,239,221	(22,576,654)	14,594,072
Noncontrolling interests subject to put provisions	-	-	0	-	824,658	-	824,658
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	73,975	9,443,313	652,239	8,392,135	10,073,889	(19,192,238)	9,443,313
Noncontrolling interests not subject to put provisions	-	-	-	-	585,058	-	585,058

Total equity	73,975	9,443,313	652,239	8,392,135	10,658,947	(19,192,238)	10,028,371

Total liabilities and equity	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

(1) Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the six months ended June 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$2,220	$450,316	$7,570	$186,197	$693,531	$(765,770)	$574,064
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(400,343)	-	(350,006)	-	750,349	-
Depreciation and amortization	-	235	24,362	-	348,849	(16,633)	356,813
Change in deferred taxes, net	-	(14,055)	1,407	-	(54,569)	(5,343)	(72,560)
(Gain) loss on sale of fixed assets and investments	-	(14)	(61)	-	1,361	-	1,286
Compensation expense related to stock options	-	(1,421)	-	-	2,014	-	593
Investments in equity method investees, net	-	5,567	-	-	(9,100)	-	(3,533)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(9,829)	-	(159,047)	413	(168,463)
Inventories	-	-	(6,924)	-	(129,513)	7,696	(128,741)
Prepaid expenses and other current and non-current assets	-	31,102	(18,119)	157,584	(102,733)	331	68,165
Accounts receivable from / payable to related parties	(412)	422,320	(303,107)	85,185	(146,551)	17,258	74,693
Accounts payable, accrued expenses and other current and non-current liabilities	-	27,531	29,013	5,179	99,165	1,091	161,979
Income tax payable	44	(7,367)	-	(106,726)	64,312	17,891	(31,846)

Net cash provided by (used in) operating activities	1,852	513,871	(275,688)	(22,587)	607,719	7,283	832,450

Investing Activities:
Purchases of property, plant and equipment	-	(142)	(34,799)	-	(396,502)	13,692	(417,751)
Proceeds from sale of property, plant and equipment	-	19	223	-	6,072	-	6,314
Disbursement of loans to related parties	-	(322,430)	-	141,454	-	180,976	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(6,166)	(352)	-	(94,115)	42	(100,591)
Proceeds from divestitures	-	20,678	-	-	34,432	(20,678)	34,432

Net cash provided by (used in) investing activities	-	(308,041)	(34,928)	141,454	(450,113)	174,032	(477,596)

Financing Activities:
Short-term borrowings, net	-	53,000	311,337	-	(320,062)	(7,084)	37,191
Long-term debt and capital lease obligations, net	(1,794)	(13,390)	-	(118,867)	180,593	(180,976)	(134,434)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	14,250	-	14,250
Proceeds from exercise of stock options	-	41,978	-	-	11,784	-	53,762
Dividends paid	-	(263,244)	-	-	-	-	(263,244)
Capital increase (decrease)	-	-	-	-	42	(42)	-
Distributions to noncontrolling interest	-	-	-	-	(123,754)	-	(123,754)
Contributions from noncontrolling interest	-	-	-	-	22,453	-	22,453

Net cash provided by (used in) financing activities	(1,794)	(181,656)	311,337	(118,867)	(214,694)	(188,102)	(393,776)

Effect of exchange rate changes on cash and cash equivalents	-	(17,184)	(446)	-	4,856	-	(12,774)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	58	6,990	275	-	(52,232)	(6,787)	(51,696)
Cash and cash equivalents at beginning of period	1	117	5,722	-	628,015	-	633,855

Cash and cash equivalents at end of period	$59	$7,107	$5,997	$-	$575,783	$(6,787)	$582,159

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the six months ended June 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$2,188	$439,104	$3,145	$334,029	$495,553	$(746,093)	$527,926
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(315,283)	-	(374,253)	-	689,536	-
Depreciation and amortization	-	340	26,497	-	327,154	(17,865)	336,126
Change in deferred taxes, net	-	(10,662)	411	-	19,178	(8,235)	692
(Gain) loss on sale of fixed assets and investments	-	-	(107)	-	1,651	-	1,544
(Write Up) write-off loans from related parties	-	54,541	-	-	-	(54,541)	-
Compensation expense related to stock options	-	(1,403)	-	-	-	-	(1,403)
Investments in equity method investees, net	-	43,411	-	-	(14,674)	-	28,737
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(3,245)	-	(90,574)	290	(93,529)
Inventories	-	-	(29,910)	-	(181,345)	31,157	(180,098)
Prepaid expenses and other current and non-current assets	-	34,643	(14,866)	(21,933)	(59,782)	(4,804)	(66,742)
Accounts receivable from / payable to related parties	(406)	(169,605)	218,846	28,110	(75,880)	13,122	14,187
Accounts payable, accrued expenses and other current and non-current liabilities	-	17,335	41,603	(57)	(65,393)	(1,139)	(7,651)
Income tax payable	(1,707)	4,497	-	(26,207)	16,137	9,098	1,818

Net cash provided by (used in) operating activities	75	96,918	242,374	(60,311)	372,025	(89,474)	561,607

Investing Activities:
Purchases of property, plant and equipment	-	(37)	(43,687)	-	(394,161)	18,626	(419,259)
Proceeds from sale of property, plant and equipment	-	-	188	-	4,103	-	4,291
Disbursement of loans to related parties	-	(194,357)	-	101,745	-	92,612	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(197,807)	(11,372)	-	(434,570)	209,052	(434,697)
Proceeds from divestitures	-	-	-	-	3,310	-	3,310

Net cash provided by (used in) investing activities	-	(392,201)	(54,871)	101,745	(821,318)	320,290	(846,355)

Financing Activities:
Short-term borrowings, net	-	226,862	(183,906)	-	145,323	-	188,279
Long-term debt and capital lease obligations, net	(75)	351,059	-	(41,434)	119,027	(92,612)	335,965
Increase (decrease) of accounts receivable securitization program	-	-	-	-	72,000	-	72,000
Proceeds from exercise of stock options	-	37,604	-	-	3,149	-	40,753
Dividends paid	-	(317,903)	-	-	-	-	(317,903)
Capital increase (decrease)	-	-	-	-	142,957	(142,957)	-
Distributions to noncontrolling interest	-	-	-	-	(97,047)	-	(97,047)
Contributions from noncontrolling interest	-	-	-	-	25,323	-	25,323

Net cash provided by (used in) financing activities	(75)	297,622	(183,906)	(41,434)	410,732	(235,569)	247,370

Effect of exchange rate changes on cash and cash equivalents	-	259	(54)	-	(1,066)	-	(861)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	-	2,598	3,543	-	(39,627)	(4,753)	(38,239)
Cash and cash equivalents at beginning of period	-	13	4,490	-	672,206	6,068	682,777

Cash and cash equivalents at end of period	$-	$2,611	$8,033	$-	$632,579	$1,315	$644,538

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended June 30, 2015, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2014, as amended.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the three-month period ended June 30, 2015, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct outside of the North America Segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to compliance investigations, see Note 11 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies – Legal and Regulatory Matters – Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented.

 OTHER INFORMATION

Legal and Regulatory Matters

       The information in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

       The Company held its Annual General Meeting ("AGM") in Frankfurt, Germany on May 19, 2015. Prior to the presentation of resolutions to the shareholders for vote, representation was as follows:

       Out of the capital stock of EUR 311,490,141, 231,089,144 shares were represented, which accounted for 74.19% of the share capital.

       The eight resolutions proposed for actions by the ordinary shareholders at the AGM and the voting results thereon are set forth as follows:

		Votes (in percentage of shares actually voting)
	Resolution	In Favor	Opposed
TOPIC 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2014	99.96%	0.04%
TOPIC 2	Resolution on the allocation of distributable profit	99.62%	0.38%
TOPIC 3	Resolution on the approval of the actions of the General Partner for the fiscal year 2014	99.83%	0.17%
TOPIC 4	Resolution on the approval of the actions of the members of the Supervisory Board for the fiscal year 2014	99.81%	0.19%
TOPIC 5	Election of the auditors and consolidated group auditors for the fiscal year 2015	90.45%	9.55%
TOPIC 6	Resolution on the amendment of section 2 (1) lit. a) of the Articles of the Company (Objects of the business)	99.99%	0.01%
TOPIC 7	Resolution on the cancellation of the existing authorized capitals, on the creation of new authorized capitals including the possibility of the exclusion of subscription rights as well as on corresponding amendments to section 4 (3) and (4) of the Articles of the Company	93.42%	6.58%
TOPIC 8	Resolution on the cancellation of section 8 (1) sentence 3 of the Articles of the Company (majority required for the election of the members of the Supervisory Board of the Company)	99.25%	0.75%

Exhibits

Exhibit No.

4.33	Amended and Restated Loan Note dated June 18, 2015, among the Registrant and certain of its subsidiaries as borrowers and Fresenius SE & Co. KGaA as lenders (filed herewith).
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the six-month period ended June 30, 2015 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of July 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: July 30, 2015
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner